UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK makes a strong start to 2024 with improving outlook for the year

Broad-based performance drives sales, profits and earnings growth:
●	Total Q1 2024 sales £7.4 billion +10% and +13% ex COVID
●	Vaccines sales +16%, +22% ex COVID. Shingrix £0.9 billion +18%, Arexvy £0.2 billion
●	Specialty Medicines sales +17%, +19% ex COVID with HIV +14%
●	General Medicines sales +1%. Trelegy £0.6 billion +33%
●	Total operating profit and Total EPS for Q1 2024 reflected higher charges for CCL(2) remeasurement, partly offset by strong Core(1) growth
●
Core operating profit +27% (with further positive impact of +8% ex COVID) and Core EPS +28% (with further positive impact of +9% ex COVID). This reflected strong sales and SG&A leverage, partly offset by increased investment in R&D and lower royalty income

●	Cash generated from operations exceeded £1 billion with free cash flow of £0.3 billion
(Financial Performance – Q1 2024 results unless otherwise stated, growth % and commentary at CER, ex COVID is excluding COVID-19 solutions as defined on page 47).

	Q1 2024
	£m	% AER	% CER
Turnover	7,363	6	10
Turnover ex COVID	7,362	8	13
Total operating profit	1,490	(28)	(18)
Total operating margin %	20.2%	(9.7ppts)	(7.8ppts)
Total EPS	25.7p	(30)	(19)
Core operating profit	2,443	17	27
Core operating margin %	33.2%	3.1ppts	4.6ppts
Core EPS	43.1p	16	28
Cash generated from operations	1,126	>100

R&D delivery and targeted business development supports future growth:
●
Strong pipeline progress with positive phase III read outs for gepotidacin in uncomplicated urogenital gonorrhoea, Cabenuva in HIV treatment, Jemperli in endometrial cancer, and Blenrep in multiple myeloma

●
Innovative Vaccine portfolio further strengthened with regulatory submission acceptances for Arexvy for prevention of RSV in adults 50-59 (US), new meningococcal ABCWY vaccine candidate (US), and Shingrix for prevention of shingles in at-risk adults >18 (China)

●	US FDA Fast Track designation received for bepirovirsen in chronic hepatitis B
●	New positive data for CAB-ULA as ultra long-acting treatment for HIV supports progression and transition of HIV portfolio for long-term growth
●	US FDA regulatory submission accepted for priority review for Jemperli to treat endometrial cancer in broader patient populations
●	Acquisition of Aiolos Bio completed, expanding respiratory biologics pipeline with AIO-001, a potentially best-in-class long-acting TSLP monoclonal antibody for treatment of asthma

2024 guidance updated and dividends:
●	Now expect 2024 turnover growth towards the upper part of 5% to 7% range; Core operating profit growth of 9% to 11% (previously 7% to 10%); Core EPS growth of 8% to 10% (previously 6% to 9%)
●	Dividend declared of 15p for Q1 2024; 60p expected for Full Year 2024

Guidance all at CER and excluding COVID-19 solutions

Emma Walmsley, Chief Executive Officer, GSK:
“We have made a strong start to 2024, with another quarter of excellent performance and continued pipeline progress, including positive data read outs for 4 phase III medicines. These, together with other R&D achievements, mean we have strengthened prospects for growth in all of our key therapeutic areas this quarter: infectious diseases, HIV, respiratory/immunology and oncology. We expect this strong momentum to continue, and look forward to delivering another year of meaningful growth in sales and earnings in 2024.”

The Total results are presented in summary above and on page 8 and Core results reconciliations are presented on pages 20 and 21. (1) GSK has made an update to its reporting framework in Q1 2024 which is to change the description of Adjusted results to Core results to align with European peers in the pharmaceutical industry but with no change to the basis or figures. Core results are a non-IFRS measure that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. The following terms are defined on page 47: Core results, £% or AER% growth, CER% growth,COVID-19 solutions, turnover excluding COVID-19 solutions; and other non-IFRS measures. GSK provides guidance on a Core results basis only, for the reasons set out on page 18. All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Guidance and outlooks, assumptions and cautionary statements’ on page 49. (2) Contingent consideration liability is abbreviated to CCL.

2024 Guidance

GSK provides its full-year guidance at constant exchange rates (CER). All expectations and full-year growth rates exclude any contributions from COVID-19 solutions.

GSK has started 2024 strongly, with business momentum across all product areas, particularly in Vaccines and Specialty Medicines, including sales contributions from newly launched vaccines and medicines Arexvy and Ojjaara respectively. General Medicines, particularly Trelegy, also performed better than expected. Along with a favourable product mix, GSK benefitted in the quarter from a successful Zejula royalty dispute appeal, and we also expect royalty income to be slightly higher for the full year. As a result, GSK has upgraded its full-year 2024 guidance.

All Guidance excludes the contributions of COVID-19 solutions	Current 2024 guidance at CER	Previous 2024 guidance at CER
Turnover	Increase towards the upper part of the range of between 5% to 7%	Increase between 5% to 7%
Core operating profit	Increase between 9% to 11%	Increase between 7% to 10%
Core earnings per share	Increase between 8% to 10%	Increase between 6% to 9%

GSK expects first half 2024 sales growth to be higher than second half 2024 due to the comparator to H2 2023, which benefitted from newly launched vaccines and medicines. In particular, second half 2024, compared to the same period in the prior year, is expected to be influenced by the 2023 launch dynamics and initial channel inventory build attributable to Arexvy. In addition, we expect the majority of Shingrix sales in China in to be in the first half 2024.

This guidance continues to be supported by the following turnover expectations for full-year 2024 at CER:

All turnover expectations exclude the contributions of COVID-19 solutions	No change to current 2024 expectations at CER
Vaccines	Increase of high single-digit to low double-digit per cent in turnover
Specialty Medicines	Increase of low double-digit per cent in turnover
General Medicines	Decrease of mid-single-digit per cent in turnover

Core Operating profit is expected to grow between 9 to 11 per cent at CER (previously 7 to 10 per cent increase), despite a 6 percentage point impact to Operating Profit growth following the loss of the majority of Gardasil royalties effective from the beginning of 2024. GSK continues to expect to deliver leverage at a gross margin level due to improved product mix from Vaccines and Specialty Medicines growth and continued operational efficiencies. In addition, GSK continues to anticipate further leverage in Operating Profit due to a step down in SG&A growth to a low single-digit increase. R&D continues to be expected to increase broadly in line with sales to support growth of the pipeline.

Core Earnings per share is now expected to increase between 8 to 10 per cent at CER, reflecting higher operating profit and more favourable net finance costs. Expectations for non-controlling interests remain unchanged relative to 2023, and GSK continues to anticipate an increase in the Core effective tax rate to around 17% following implementation of a global minimum corporate income tax rate aligned with the Organisation for Economic Co-Operation and Development ‘Pillar 2’ initiative.

2021-26 and 2031 Outlooks
In January 2024 GSK set out improved outlooks for the period 2021-2026 and for 2031. Please see 2023 Full year and fourth quarter results on gsk.com.

Additional commentary

Dividend policy
The Dividend policy and the expected pay-out ratio remain unchanged. Consistent with this, and reflecting strong business performance during the quarter, GSK expects to declare a dividend for Q1 2024 of 15p per share and for the full year 2024 60p.

COVID-19 solutions
For the full year 2024, GSK does not anticipate any further COVID-19 pandemic-related sales or operating profit. Consequently, and in comparison to 2023, it is anticipated that the full year growth in sales and Core operating profit will be adversely impacted by one and two percentage points, respectively.

Exchange rates
If exchange rates were to hold at the closing rates on 31 March 2024 ($ 1.26/£1, € 1.17/£1 and Yen 191/£1) for the rest of 2024, the estimated impact on 2024 Sterling turnover growth for GSK would be -3% and if exchange gains or losses were recognised at the same level as in 2023, the estimated impact on 2024 Sterling Core Operating Profit growth for GSK would be -5%.

Results presentation
A conference call and webcast for investors and analysts of the quarterly results will be hosted by Emma Walmsley, CEO, at 12 noon BST (US EST at 7am) on 1 May 2024. Presentation materials will be published on www.gsk.com prior to the webcast and a transcript of the webcast will be published subsequently.

Notwithstanding the inclusion of weblinks, information available on the company’s website, or from non GSK sources, is not incorporated by reference into this Results Announcement.

Performance: turnover

Turnover	Q1 2024
	£m	Growth AER%	Growth CER%
Shingles	945	13	18
Meningitis	299	7	11
RSV (Arexvy)	182	–	–
Influenza	13	8	8
Established Vaccines	838	3	7
Vaccines ex COVID	2,277	17	22
Pandemic vaccines	–	>(100)	>(100)
Vaccines	2,277	12	16
HIV	1,613	10	14
Respiratory/Immunology and Other	635	6	11
Oncology	273	>100	>100
Specialty Medicines ex COVID	2,521	14	19
Xevudy	1	(97)	(97)
Specialty Medicines	2,522	13	17
Respiratory	1,725	(2)	2
Other General Medicines	839	(7)	(2)
General Medicines	2,564	(4)	1
Total	7,363	6	10
Total ex COVID	7,362	8	13
By Region:
US	3,589	10	14
Europe	1,621	(5)	(3)
International	2,153	9	16
Total	7,363	6	10

Turnover ex COVID is excluding COVID-19 solutions during the years from 2020 to 2023 and is a non-IFRS measure defined on page 47 with the reconciliation to the IFRS measure Turnover included in the table above. Financial Performance – Q1 2024 results unless otherwise stated, growth % and commentary at CER.

		Q1 2024
		£m	AER	CER
Vaccines	Total	2,277	12%	16%
	Excluding COVID	2,277	17%	22%
In Q1 2024, Vaccine sales increased by double-digits, reflecting US demand for Arexvy and strong market growth for Shingrix in International and European markets. However, the quarter's growth was adversely impacted by six percentage points due to COVID-19 solution sales compared to Q1 2023.

Shingles	945	13%	18%
The sales of Shingrix, a vaccine against herpes zoster (shingles), increased in the quarter due to strong demand following public funding expansion in International and European markets, with new national immunisation programmes in Australia and Europe, including the UK, together with earlier than anticipated supply to Zhifei (Chongqing Zhifei Biological Products, Ltd), GSK’s co-promotion partner in China. Markets outside the US now represent more than 50% of global sales (Q1 2023: 40%), with Shingrix launched in 39 countries. The majority of these markets have average cumulative immunisation rates below 5%.

In Q1 2024, US sales decreased by 7% at AER and 4% at CER, reflecting the comparison to Q1 2023, which benefitted from the removal of adult vaccine cost-sharing covered under Medicare Part D and expanded coverage of adult vaccines under Medicare following the implementation of the Inflation Reduction Act. In addition, the performance reflected the prioritisation of other adult vaccines for example, influenza and COVID-19 during the viral respiratory season and the increasing challenge of activating harder to reach consumers. The US cumulative immunisation penetration rate at the end of 2023 reached 37% of the more than 120 million US adults(1) currently recommended to receive Shingrix, up seven percentage points since the end of 2022. The US performance in Q1 2024 was partly offset by favourable pricing and prior period channel inventory movements.

(1)	United States Census Bureau, International Database, Year 2023.

	Q1 2024
	£m	AER	CER
Meningitis	299	7%	11%
In Q1 2024, meningitis vaccine sales increased following higher demand in International markets for Menveo, a vaccine against meningitis ACWY. Sales for Bexsero, a vaccine against meningitis B, were stable at AER and increased by 3% at CER in the quarter, primarily reflecting increased demand in Australian regional immunisation programmes and the recent launch in Vietnam. However, this performance was partly offset by tender phasing in Europe.

RSV (Arexvy)	182	–	–
Arexvy, a respiratory syncytial virus (RSV) vaccine for older adults, delivered Q1 2024 sales of £182 million, reflecting continued strong consumer uptake and leading market share. In the US, Q1 2024 sales were £154 million, with the overwhelming majority of doses administered in the retail setting. Arexvy maintained around two-thirds of the vaccination share, while demand decreased overall in line with anticipated seasonality patterns. More than seven million of the 83 million US adults(1) aged 60 and older at risk have been protected by Arexvy since the launch in Q3 2023. The performance in Q1 2024 also reflected initial tender deliveries in Saudi Arabia, continued consumer uptake in Canada, and a new launch inventory build in Brazil.

Established Vaccines	838	3%	7%
In Q1 2024, Established Vaccines' growth was driven by an increased supply of measles, mumps, rubella, and varicella vaccines in International, a higher share of Rotarix in the US and increased demand in International. Infanrix/Pediarix decreased due to competitive pressure in the US.

Specialty Medicines	Total	2,522	13%	17%
	Excluding COVID	2,521	14%	19%
Specialty Medicines sales increased by double digits in the quarter, reflecting continued growth across disease areas, with strong performances in HIV, Respiratory/Immunology and Oncology.

HIV	1,613	10%	14%
In Q1 2024 HIV delivered double digit growth, which was primarily driven by a 2 percentage point increase in market share versus Q1 2023 as a result of strong patient demand for Oral 2DR (Dovato, Juluca) and long-acting medicines (Cabenuva, Apretude), as well as favourability in the quarter on pricing and tender phasing.

Oral 2DR	640	17%	21%
Oral 2-drug regimens sales in the quarter were £640 million, which now represents 40% of the total HIV portfolio. Dovato continues to be the highest selling product in the HIV portfolio with sales of £483 million in the quarter and growing 27% versus Q1 2023.

Long-Acting Medicines	267	77%	83%
Long-Acting Medicine sales in the quarter were £267 million, growing £116 million at AER; £125 million at CER versus Q1 2023 and now represent 17% of the total HIV portfolio compared to 10% for Q1 2023. Cabenuva sales in Q1 2024 were £213 million and growing 73% driven by strong patient demand. Apretude sales in Q1 2024 were £54 million, growing £30 million at AER; £32 million at CER compared to Q1 2023.

Respiratory/Immunology and Other	635	6%	11%
Sales primarily comprise contributions from Nucala in respiratory and Benlysta in immunology. In Q1 2024, sales growth for Nucala and Benlysta increased, mainly driven by demand in European and International markets. However, this performance was reduced by the US, where the growth of the medicines remained broadly stable. Volume demand growth was partly offset by the impact of channel inventory reduction following a channel inventory build in Q4 2023.

Nucala	374	8%	13%
Nucala, is an IL-5 antagonist monoclonal antibody treatment for severe asthma, with additional indications including chronic rhinosinusitis with nasal polyps, eosinophilic granulomatosis with polyangiitis (EGPA), and hypereosinophilic syndrome (HES). In Q1 2024, sales growth was driven by strong performances in Europe and International regions, which reflected higher patient demand for treatments addressing eosinophilic-led disease.

(1)	United States Census Bureau, International Database, Year 2023.

	Q1 2024
	£m	AER	CER
Benlysta	260	3%	8%
Benlysta, a monoclonal antibody treatment for Lupus, continues to grow consistently, representing strong demand and volume growth in European and International markets. Bio penetration rates have increased in certain International markets, particularly in Japan and China.

Oncology	273	>100%	>100%
In Q1 2024, Oncology sales growth increased driven by strong patient growth for Zejula, a PARP(1), Jemperli, a PD-1(2) blocking antibody, and Ojjaara/Omjjara, a daily JAK1/JAK2 and ACVR1(3) inhibitor. Jemperli, a medicine for front-line treatment in combination with chemotherapy for patients with dMMR/MSI-H primary advanced or recurrent endometrial cancer, continued to grow strongly and delivered sales of £80 million in the quarter. Ojjaara/Omjjara, a treatment for myelofibrosis patients with anaemia, launched in the US in Q3 2023 and in the UK and Germany in Q1 2024, has seen strong uptake since launch and delivered £52 million of sales in the quarter.

Zejula	141	24%	27%
Zejula delivered double-digit sales growth in the quarter, with strong performances across all regions following increased patient demand and higher volumes. In addition, new launches, particularly in the International region, also contributed to the performance.

General Medicines	2,564	(4%)	1%
Sales include contributions from both the Respiratory and Other General Medicine portfolios. In Q1 2024, sales decreased 4% at AER but increased by 1% at CER. This increase was driven primarily by strong demand across all regions for Trelegy, a chronic obstructive pulmonary disease (COPD) and asthma medicine. The performance also included increased growth for Anoro in Europe and International, and a strong antibiotic performance in International markets. However, this performance was primarily offset by a decrease across the Established Respiratory and Other General Medicine portfolios following the adverse impact of removing the Average Manufacturer Price (AMP) cap on Medicaid drug prices in the US. This removal particularly impacted the performance of Advair, Flovent, and Lamictal in the quarter due to significant pricing reductions, reduced commercial contracting, and the decision to discontinue branded Flovent. However, the increased use of authorised generic versions of Advair and Flovent has partially offset the impact of AMP cap removal while, significantly, continuing to provide access to patients.

Respiratory	1,725	(2%)	2%
In Q1 2024, the increase in sales growth reflected Trelegy's strong performance in all regions and the increased demand for Anoro, particularly in Europe and International. However, as mentioned above, this was partially offset by the decrease across the Established Respiratory portfolio and the removal of the AMP cap.

Trelegy	591	27%	33%
Trelegy is the most prescribed single inhaler triple therapy (SITT) treatment worldwide for COPD and asthma. In Q1 2024 sales growth significantly increased across all regions, reflecting strong patient demand, single-inhaled triple therapy class growth, and increased market share.

Seretide/Advair	282	(17%)	(13%)
Seretide/Advair is a combination treatment used to treat asthma and COPD. In Q1 2024, the decrease in sales reflected continued generic erosion from competitor products in Europe and International and the removal of the AMP cap on Medicaid drug prices in the US.

Other General Medicines	839	(7%)	(2%)
The performance in Q1 2024 was adversely impacted by ongoing generic competition and the removal of the AMP cap on Medicaid drug prices in the US, notably impacting Lamictal's performance. This performance was partially offset by increased antibiotic growth in International markets.

Footnotes:

(1)	PARP: a Poly ADP ribose polymerase
(2)	PD-1: a programmed death receptor-1 blocking antibody
(3)	JAK1/JAK2 and ACVR1: once a-day, oral JAK1/JAK2 and activin A receptor type 1 (ACVR1) inhibitor

By Region

		Q1 2024
		£m	AER	CER
US	Total	3,589	10%	14%
	Excluding COVID	3,589	10%	14%
Vaccine sales increased by double-digits in Q1 2024, driven by continued strong consumer uptake and Arexvy's leading market share. The decrease in Shingrix sales reflected the comparison to Q1 2023, the prioritisation of other adult viral respiratory season vaccines, and the increasing challenge of activating harder to reach consumers. Favourable pricing and a prior-period channel inventory reduction partly offset this performance.

In Q1 2024, the sales of Specialty Medicines increased, driven by strong HIV and Oncology performances. However, despite increased patient demand, the performances of Nucala and Benlysta remained broadly stable in the quarter, reflecting the impact of channel inventory reductions.

General Medicine’s growth in Q1 2024 was driven by increased demand for Trelegy and the growth of the SITT market. However, this performance was offset by Established Respiratory and Other General Medicines following the removal of the AMP cap on Medicaid drug prices, which particularly impacted Advair, Flovent, and Lamictal.

Europe	Total	1,621	(5%)	(3%)
	Excluding COVID	1,621	1%	3%
In Q1 2024, Vaccine sales growth excluding COVID-19 solutions was broadly stable despite Shingrix growth across several markets following new national immunisation programmes. Lower Bexsero tender deliveries partly offset this performance.

Specialty Medicines sales increased by a double-digit percentage due to the performance in HIV and Oncology. The performance of Benlysta in immunology and Nucala in respiratory, including the impact of new indication launches, also contributed to the sales increase.

General Medicines sales were broadly stable in the quarter, reflecting strong growth in Trelegy and Anoro, offset by a decrease in Established Respiratory.

In Q1 2024, COVID-19 solutions adversely impacted growth by six percentage points. Excluding this impact, European sales increased by 3% at CER.

International	Total	2,153	9%	16%
	Excluding COVID	2,152	11%	18%
In Q1 2024, sales excluding COVID-19 solutions increased 11% at AER and 18% at CER, which reflected year-on-year exchange movements in several International markets compared to Q1 2023.

Vaccines' double-digit growth was driven by the expansion of public funding for Shingrix in Australia and Japan, together with earlier than anticipated supply to Zhifei, GSK’s co-promotion partner in China. Established vaccines also contributed to growth due to increased demand and supply phasing.

Specialty Medicine’s double-digit growth was driven by HIV, Nucala in Respiratory, Benlysta in Immunology, and Zejula in Oncology.

General Medicines sales were broadly stable, with Trelegy and Antibiotics delivering growth offset by a decrease in Other General Medicines and Established Respiratory.

In Q1 2024, COVID-19 solutions adversely impacted growth by two percentage points. Excluding this impact, International sales grew 18% in Q1 2024.

Financial performance

Total Results	Q1 2024
	£m	% AER	% CER

Turnover	7,363	6	10
Cost of sales	(1,970)	1	2
Selling, general and administration	(2,087)	(3)	–
Research and development	(1,434)	14	17
Royalty income	151	(16)	(16)
Other operating income/(expense)	(533)

Operating profit	1,490	(28)	(18)
Net finance expense	(134)	(23)	(22)
Share of after tax profit/(loss) of associates and joint ventures	(1)

Profit before taxation	1,355	(29)	(18)

Taxation	(274)
Tax rate %	20.2%

Profit after taxation	1,081	(34)	(23)
Profit attributable to non-controlling interests	35
Profit attributable to shareholders	1,046
	1,081	(34)	(23)

Earnings per share	25.7p	(30)	(19)
Financial Performance – Q1 2024 results unless otherwise stated, growth % and commentary at CER.

Core results Reconciliations between Total results and Core results for Q1 2024 and Q1 2023, are set out on pages 20 and 21.

	Q1 2024
	£m	% AER	% CER
Turnover	7,363	6	10
Cost of sales	(1,733)	(1)	–
Selling, general and administration	(1,979)	(4)	(2)
Research and development	(1,359)	11	14
Royalty income	151	(16)	(16)

Core operating profit	2,443	17	27

Core profit before taxation	2,310	20	32
Taxation	(404)	33	46
Core profit after taxation	1,906	18	29
Core profit attributable to non-controlling interests	154
Core profit attributable to shareholders	1,752
	1,906	18	29
Earnings per share	43.1p	16	28

		Q1 2024
		£m	AER	CER
Cost of sales	Total	1,970	1%	2%
	% of sales	26.8%	(1.2%)	(2.1%)
	Core	1,733	(1%)	–
	% of sales	23.5%	(1.7%)	(2.5%)
Total and Core cost of sales as a percentage of sales decreased in Q1 2024 primarily driven by mix benefits from the growth in higher margin Arexvy, Shingrix and Specialty products as well as regional margin mix from higher US sales.

		Q1 2024
		£m	AER	CER
Selling, general & administration	Total	2,087	(3%)	–
	% of sales	28.3%	(2.5%)	(3.0%)
	Core	1,979	(4%)	(2%)
	% of sales	26.9%	(2.8%)	(3.3%)
Disciplined SG&A investment to support global market expansion and disease awareness for Arexvy and Shingrix was more than offset by a 6 percentage point favourable impact of the reversal of the legal provision taken in Q1 2023 for the Zejula royalty dispute, following a successful appeal. Total SG&A also included an increase in significant legal costs reflecting increased legal fees (see details on page 22).

		Q1 2024
		£m	AER	CER
Research & development	Total	1,434	14%	17%
	% of sales	19.5%	1.3%	1.0%
	Core	1,359	11%	14%
	% of sales	18.5%	0.9%	0.6%
In Q1 2024, R&D expense increased due to continued investment across disease areas, including bepirovirsen (chronic hepatitis B) and the advancement of clinical trial programmes associated with the pneumococcal Multi Antigen Presenting System (MAPS) and mRNA in Infectious Diseases.

In HIV, early-stage research expenses increased following investment in next-generation long-acting treatment and preventative medicines. In Respiratory and Oncology, investment increased to support lifecycle innovation and late-stage clinical development programmes for depemokimab (asthma and eosinophilic inflammation), camlipixant (refractory chronic cough), and Jemperli (endometrial cancer). Lower R&D expenses predominately related to Arexvy in Infectious Disease and Zejula and Ojjaara in Oncology partly offset this.

		Q1 2024
		£m	AER	CER
Royalty income	Total	151	(16%)	(16%)
	Core	151	(16%)	(16%)
The decrease in Total and Core royalty income in Q1 2024 is primarily related to the cessation of the majority of Gardasil royalties at the end of 2023, with Q1 2024 Gardasil royalties of £22 million (Q1 2023: £71 million). This was partly offset by increases in Kesimpta and Biktarvy royalties.

		Q1 2024
		£m	AER	CER
Other operating income/(expense)	Total	(533)	>(100%)	>(100%)
In Q1 2024 other operating expense reflected a charge of £685 million (Q1 2023: £271 million credit) arising from the remeasurement of contingent consideration liabilities primarily reflecting improved longer term HIV prospects and foreign currency movements and the liabilities for the Pfizer, Inc. (Pfizer) put option. This was partly offset by a fair value gain of £57 million (Q1 2023: £65 million loss) on the retained stake in Haleon plc (Haleon) and other net income of £95 million (Q1 2023: £91 million).

		Q1 2024
		£m	AER	CER
Operating profit	Total	1,490	(28%)	(18%)
	% of sales	20.2%	(9.7%)	(7.8%)
	Core	2,443	17%	27%
	% of sales	33.2%	3.1%	4.6%
Total operating profit margin was lower in Q1 2024 primarily due to unfavourable movements in contingent consideration liabilities reflecting improved longer term HIV prospects and foreign currency movement, partly offset by a fair value gain on the retained stake in Haleon (Q1 2023 fair value loss).

Core operating profit in the quarter benefitted from strong sales, favourable product mix and the reversal of the legal provision taken in Q1 2023 for the Zejula royalty dispute, following a successful appeal. This was partly offset by increased investment in R&D and growth assets, and lower royalty income. The adverse impact of lower sales of COVID-19 solutions was eight percentage points of Core operating profit growth, with minimal impact on Core operating profit margin.

		Q1 2024
		£m	AER	CER
Net finance costs	Total	134	(23%)	(22%)
	Core	132	(22%)	(22%)
The decrease in net finance costs in Q1 2024 was mainly driven by the net cost of certain bond buybacks completed in Q1 2023 and higher interest income on cash.

		Q1 2024
		£m	AER	CER
Taxation	Total	274	(1%)	13%
	Tax rate %	20.2%
	Core	404	33%	46%
	Tax rate %	17.5%
The effective tax rate on Core profits is broadly in line with expectations for the year and includes the impact of the  OECD’s  BEPS Pillar Two model framework which came into effect from 1 January 2024. Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2023. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods that are open and not yet agreed by relevant tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

		Q1 2024
		£m	AER	CER
Non-controlling interests ("NCIs")	Total	35	(75%)	(66%)
	Core	154	27%	38%
The decrease in Total profit allocated to NCIs in the quarter was primarily driven by lower ViiV Healthcare profits (including the remeasurement loss on the contingent consideration liability) with an allocation of £28 million (Q1 2023: £140 million), partly offset by higher net profits in some of the Group's other entities.

The increase in Core profit from operations allocated to NCIs in Q1 2024 primarily reflected higher profit allocations from ViiV Healthcare of £147 million (Q1 2023: £120 million), as well as higher net profits in some of the Group’s other entities with NCIs.

		Q1 2024
		£p	AER	CER
Earnings per share	Total	25.7p	(30%)	(19%)
	Core	43.1p	16%	28%
The increase in the Core EPS in the quarter reflected the growth in Core operating profit as well as lower finance costs, partly offset by higher non-controlling interests and a higher effective taxation rate. Lower sales of COVID-19 solutions reduced Core EPS by nine percentage points.

The decrease in the Q1 2024 Total EPS primarily reflected higher charges related to the remeasurement of contingent consideration liabilities reflecting improved longer term HIV prospects and foreign currency movement partly offset by a fair value gain on the retained stake in Haleon (compared to a fair value loss in Q1 2023) and a favourable benefit from lower non-controlling interests.

Currency impact on results
The results for Q1 2024 are based on average exchange rates, principally £1/$1.27, £1/€1.16 and £1/Yen 187. The period-end exchange rates were £1/$1.26, £1/€1.17 and £1/Yen 191. Comparative exchange rates are given on page 34.

		Q1 2024
		£m/£p	AER	CER
Turnover		7,363	6%	10%
Earnings per share	Total	25.7p	(30%)	(19%)
	Core	43.1p	16%	28%
In Q1 2024, the adverse currency impact primarily reflected the strengthening of Sterling against the US Dollar, Euro and Yen, as well as the weakening of emerging market currencies against Sterling. Exchange gains or losses on the settlement of intercompany transactions had an adverse two percentage point impact on Core EPS.

Cash generation

Cash flow
	Q1 2024 £m	Q1 2023 £m

Cash generated from operations (£m)	1,126	287

Net cash generated from operating activities (£m)	958	53

Free cash inflow/(outflow)* (£m)	289	(689)
Free cash flow growth (%)	>100%	>(100)%
Free cash flow conversion* (%)	28%	3%
Total net debt** (£m)	14,961	17,950

*	Free cash flow and free cash flow conversion are defined on page 47. Free cash flow is analysed on page 37.
**	Net debt is analysed on page 37.

Q1 2024
Cash generated from operations for the quarter was £1,126 million (Q1 2023: £287 million). The increase primarily reflected higher operating profit and higher receivables' collections, driven by the timing of sales and collections particularly for Arexvy, partly offset by timing of returns and rebates.

Total contingent consideration cash payments in the quarter were £309 million (Q1 2023: £291 million), including cash payments made to Shionogi & Co. Ltd (Shionogi) of £300 million (Q1 2023: £287 million). £306 million (Q1 2023: £290 million) of these were recognised in cash flows from operating activities.

Free cash inflow was £289 million for the quarter (Q1 2023: £689 million outflow). In addition to the increase in cash generated from operations the increase in free cash flow in the quarter was primarily driven by lower tax payments, lower net interest paid and lower dividends paid to non-controlling interests. This was partly offset by increased capital expenditure.

Total Net debt
At 31 March 2024, net debt was £14,961 million, compared with £15,040 million at 31 December 2023, comprising gross debt of £17,772 million and cash and liquid investments of £2,811 million. See net debt information on page 36.

Net debt decreased by £79 million primarily due to £289 million free cash inflow and £1,055 million proceeds from the disposal of investments, including the partial sale of the retained stake in Haleon. This was partly offset by the net acquisition cost of Aiolos Bio, Inc. (Aiolos) for £719 million and dividends paid to shareholders of £568 million.

At 31 March 2024, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £2,616 million with loans of £1,431 million repayable in the subsequent year.

Contacts

GSK plc (LSE/NYSE:GSK) is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries:
Media	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington)

Investor Relations	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 7881 269066	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Joshua Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 589 3774	(Philadelphia)

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Q1 2024 pipeline highlights (since 31 January 2024)

	Medicine/vaccine	Trial (indication, presentation)	Event
Regulatory submissions or acceptances	Arexvy	RSV, adults aged 50-59 years	Regulatory acceptance (US)
	MenABCWY (gen 1) vaccine candidate	Meningococcal ABCWY	Regulatory acceptance (US)
	Shingrix	Shingles, adults aged 18+ years	Regulatory acceptance (CN)
	Jemperli	RUBY part 1 (OS overall population, 1L endometrial cancer)	Regulatory acceptance (US)
Phase III data readouts or other significant events	gepotidacin	EAGLE-1 (urogenital gonorrhoea)	Positive phase III data readout
	Blenrep	DREAMM-8 (2L + multiple myeloma)	Positive phase III data readout
	cabotegravir	LATITUDE (HIV long-acting injectable)	Positive phase III data readout
	Jemperli	RUBY Part 1 (OS) and Part 2 (PFS) (1L endometrial cancer)	Additional positive phase III data readout

Anticipated news flow

Timing	Medicine/vaccine	Trial (indication, presentation)	Event
H1 2024	Arexvy	RSV, older adults aged 50-59 years	Regulatory decision (US)
	momelotinib	MOMENTUM (myelofibrosis with anaemia)	Regulatory decision (JP)
	depemokimab	SWIFT-1/2 (severe asthma)	Phase III data readout
H2 2024	Arexvy	RSV, older adults aged 50-59 years	Regulatory decision (EU, JP)
	gepotidacin	EAGLE-2/3 (uncomplicated urinary tract infection)	Regulatory submission (US)
	MenABCWY (gen 1) vaccine candidate	Meningococcal ABCWY	Regulatory submission (EU)
	depemokimab	ANCHOR-1/2 (chronic rhinosinusitis with nasal polyps)	Phase III data readout
	depemokimab	ANCHOR-1/2 (chronic rhinosinusitis with nasal polyps)	Regulatory submission (US)
	depemokimab	SWIFT-1/2 (severe asthma)	Regulatory submission (US)
	Nucala	Chronic rhinosinusitis with nasal polyps	Regulatory decision (JP)
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Phase III data readout
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Regulatory submission (US)
	Blenrep	DREAM-7/8 (2L + multiple myeloma)	Regulatory submission (US, EU, JP)
	Blenrep	DREAMM-7 (2L + multiple myeloma)	Regulatory submission (CN)
	Jemperli	RUBY part 1 (OS overall population, 1L endometrial cancer)	Regulatory decision (US)
	Jemperli	RUBY part 1 (OS overall population, 1L endometrial cancer)	Regulatory submission (EU)
	Zejula	FIRST (1L maintenance ovarian cancer)	Phase III data readout
	Zejula	ZEAL (1L maintenance non-small cell lung cancer)	Phase III data readout
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Phase III data readout

Anticipated news flow continued

Timing	Medicine/vaccine	Trial (indication, presentation)	Event
2025	gepotidacin	EAGLE-2/3 (uncomplicated urinary tract infection)	Regulatory decision (US)
	gepotidacin	EAGLE-1 (urogenital gonorrhoea)	Regulatory submission (US)
	gepotidacin	EAGLE-1 (urogenital gonorrhoea)	Regulatory decision (US)
	geopotidacin	EAGLE-J (uncomplicated urinary tract infection)	Regulatory submission (JP)
	MenABCWY (gen 1) vaccine candidate	Meningococcal ABCWY	Regulatory decision (US)
	Shingrix	Shingles, adults aged 18+ years	Regulatory decision (CN)
	tebipenem pivoxil	PIVOT-PO (complicated urinary tract infection)	Phase III data readout
	tebipenem pivoxil	PIVOT-PO (complicated urinary tract infection)	Regulatory submission (US)
	camlipixant	CALM-1/2 (refractory chronic cough)	Phase III data readout
	camlipixant	CALM-1/2 (refractory chronic cough)	Regulatory submission (US, EU)
	depemokimab	SWIFT-1/2 (severe asthma)	Regulatory decision (US, JP)
	depemokimab	SWIFT-1/2 (severe asthma)	Regulatory submission (EU, CN, JP)
	depemokimab	ANCHOR-1/2 (chronic rhinosinusitis with nasal polyps)	Regulatory decision (US, JP)
	depemokimab	ANCHOR-1/2 (chronic rhinosinusitis with nasal polyps)	Regulatory submission (EU, CN, JP)
	depemokimab	OCEAN (eosinophilic granulomatosis with polyangiitis)	Phase III data readout
	Nucala	Chronic rhinosinusitis with nasal polyps	Regulatory decision (CN)
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Regulatory decision (US)
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Regulatory submission (CN, EU)
	Blenrep	DREAMM-7/8 (2L+ multiple myeloma)	Regulatory decision (US, EU, JP)
	Blenrep	DREAMM-8 (2L+ multiple myeloma)	Regulatory submission (CN)
	cobolimab	COSTAR (non-small cell lung cancer)	Phase III data readout
	cobolimab	COSTAR, (2L non-small cell lung cancer)	Regulatory submission (US, EU)
	Jemperli	RUBY part 1 (OS overall population, 1L endometrial cancer)	Regulatory decision (EU)
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Regulatory submission (US, EU, CN, JP)
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Regulatory decision (US)

Refer to pages 38 to 46 for further details on several key medicines and vaccines in development by therapy area.

Trust: progress on our six priority areas for responsible business

Building Trust by operating responsibly is integral to GSK’s strategy and culture. This will support growth and returns to shareholders, reduce risk, and help GSK’s people thrive while delivering sustainable health impact at scale. The company has identified six Environmental, Social, and Governance (ESG) focus areas that address what is most material to GSK’s business and the issues that matter the most to its stakeholders. Highlights below include activity since Q4 2023 results. For more details on annual updates, please see GSK's ESG Performance Report 2023. (1)

Access
Commitment: to make GSK’s vaccines and medicines available at value-based prices that are sustainable for the business and implement access strategies that increase the use of GSK’s vaccines and medicines to treat and protect underserved people.

Progress since Q4 2023:

●
GSK announced a cap of $35 per month on eligible U.S. patient out-of-pocket costs for its entire portfolio of asthma and COPD inhalers. This announcement builds on GSK’s decades-long commitment to making products accessible to those who need them. More information can be found here. (2)

●
GSK announced additional funding and new data and resources under the COiMMUNITY Initiative to help achieve higher adult vaccination rates and health equity in the US and address ongoing barriers to adult immunisation. In 2024, GSK is giving up to $2 million in COiMMUNITY Initiative grants. More information can be found here. (3)

●	Performance metrics related to access are updated annually with related details in GSK’s ESG Performance Report 2023 on page 10.

Global health and health security
Commitment: develop novel products and technologies to treat and prevent priority diseases, including pandemic threats.

Progress since Q4 2023:

●
GSK announced positive headline results from EAGLE-1 phase III trial for gepotidacin in uncomplicated urogenital gonorrhoea. Neisseria gonorrhoeae, the bacteria causing gonorrhoea, is recognised by the World Health Organisation as a priority pathogen, for which resistance to existing treatments is rising. More information can be found here. (4)

●
In March, the GSK-developed tuberculosis (TB) vaccine candidate M72/AS01E entered phase III trials, sponsored by Wellcome and the Bill & Melinda Gates Medical Research Institute. This is the first potential new TB vaccine which meets the WHO target product profile in over 100 years. More information on GSK’s TB and Global health efforts can be found here. (5)

●	Performance metrics related to global health and health security are updated annually with related details in GSK’s ESG Performance Report 2023 on page 15.

Environment
Commitment: committed to a net zero, nature-positive, healthier planet with ambitious goals set for 2030 and 2045.

Progress since Q4 2023:

●
In February, the global environmental non-profit CDP published its annual scoring of corporate environmental performance. CDP sets high and constantly evolving standards for environmental leadership to support companies to improve their level of ambition and action on climate and nature. This year’s results, which are based on 2022 performance, reflect a year-over-year improvement for GSK for Water Security score (A- from B) and a continued high A- score for Climate Change. GSK also scored well in two Forest commodities receiving a B for paper and B for palm oil.

●
In February, GSK announced a virtual power purchase agreement to source renewable electricity through two new solar projects in Spain to facilitate 50% of its European sites' electricity demand for 12 years, from mid-2026.

●
Whilst GSK is focused on emissions reductions to meet its carbon targets, at the same time, it is investing in high quality nature protection and restoration projects that support GSK’s net-zero and nature positive goals, and deliver co-benefits to human health. In March, GSK disclosed it has invested in Climate Asset Management’s Nature Based Carbon Fund, which aims to invest in nature projects in developing economies, to provide long-lasting, verified, positive impact at scale for the climate, biodiversity and local communities. This is a long-term investment over the next 15 years, which aims to secure approximately a quarter of credits needed in 2030, to meet GSK’s commitment to invest in nature-based solutions for 20% of its 2020 footprint.

●	Performance metrics related to environment are updated annually with related details in GSK’s ESG Performance Report 2023 on page 18.

Diversity, equity and inclusion
Commitment: create a diverse, equitable and inclusive workplace; enhance recruitment of diverse patient populations in GSK clinical trials; and support diverse communities.

Progress since Q4 2023:

●	Performance metrics related to diversity, equity and inclusion are updated annually with related details in GSK’s ESG Performance Report 2023 on page 26.

Ethical standards
Commitment: promote ethical behaviour across GSK’s business by supporting its employees to do the right thing and working with suppliers that share GSK’s standards and operate responsibly.

●	Performance metrics related to ethical standards are updated annually with related details in GSK’s ESG Performance Report 2023 on page 30.

Product governance
Commitment: maintain robust quality and safety processes and responsibly use data and new technologies.

●	Performance metrics related to product governance are updated annually with related details in GSK’s ESG Performance Report 2023 on page 35.

ESG rating performance
Detailed below is how GSK performs in key ESG ratings.

External benchmark	Current score/ranking	Previous score/ranking	Comments
S&P Global’s Corporate Sustainability Assessment	84	86	1st in the pharmaceutical industry group; Assessment conducted annually, current score updated Nov 2023
Access to Medicines Index	4.06	4.23	Led the bi-annual index since its inception in 2008; Updated bi-annually, current results from Nov 2022
Antimicrobial resistance benchmark	84%	86%	Led the bi-annual benchmark since its inception in 2018; Current ranking updated Nov 2021
CDP Climate Change	A-	A-	Updated annually, current scores updated Feb 2024 (for supplier engagement, March 2023)
CDP Water Security	A-	B
CDP Forests (palm oil)	B	A-
CDP Forests (timber)	B	B
CDP supplier engagement rating	Leader	Leader
Sustainalytics	16.7	18.6	1st percentile in pharma subindustry group; Lower score represents lower risk. Current ranking updated Sept 2023
MSCI	AA	AA	Last rating action date: Sept 2023
Moody’s ESG solutions	62	61	Current score updated Aug 2023
ISS Corporate Rating	B+	B+	Current score updated June 2023
FTSE4Good	Member	Member	Member since 2004, latest review in June 2023
ShareAction’s Workforce Disclosure Initiative	79%	77%	Current score updated Jan 2024

Footnotes:

(1)	https://www.gsk.com/media/11009/esg-performance-report-2023.pdf
(2)	https://us.gsk.com/en-us/media/press-releases/gsk-announces-cap-of-35-per-month-on-us-patient-out-of-pocket-costs-for-its-entire-portfolio-of-asthma-and-copd-inhalers/
(3)	https://us.gsk.com/en-us/media/press-releases/gsk-doubles-coimmunity-grant-funding-launches-patient-resources-as-adult-vaccination-rates-begin-to-show-promising-rise/
(4)	https://www.gsk.com/en-gb/media/press-releases/gsk-announces-positive-headline-results-from-eagle-1-phase-iii-trial-for-gepotidacin-in-uncomplicated-urogenital-gonorrhoea-gc/
(5)	https://www.gsk.com/en-gb/responsibility/global-health-and-health-security/using-our-science-for-global-health/

Total and Core results

Total reported results represent the Group’s overall performance.

GSK has made one update to its reporting framework in Q1 2024 which is to change the description of Adjusted results to Core results to align with European peers in the pharmaceutical industry but with no change to the basis or figures. There is no change to Total Results or the definition of Adjusting items.

GSK uses a number of non-IFRS measures to report the performance of its business. Core results and other non-IFRS measures may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. Core results are defined below and other non-IFRS measures are defined on page 47.

GSK believes that Core results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s quarterly results announcements, including the financial statements and notes, in their entirety.

GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice. In line with this practice, GSK expects to continue to review and refine its reporting framework.

Core results exclude the following items in relation to our operations from Total results, together with the tax effects of all of these items:

●	amortisation of intangible assets (excluding computer software and capitalised development costs)
●	impairment of intangible assets (excluding computer software) and goodwill
●
major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions

●	transaction-related accounting or other adjustments related to significant acquisitions
●
proceeds and costs of disposal of associates, products and businesses; significant settlement income; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items

Costs for all other ordinary course smaller scale restructuring and legal charges and expenses from operations are retained within both Total and Core results.

As Core results include the benefits of Major restructuring programmes but exclude significant costs (such as significant legal, major restructuring and transaction items) they should not be regarded as a complete picture of the Group’s financial performance, which is presented in Total results. The exclusion of other Adjusting items may result in Core earnings being materially higher or lower than Total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Core earnings will be higher than Total earnings.

GSK has undertaken a number of Major restructuring programmes in response to significant changes in the Group’s trading environment or overall strategy or following material acquisitions. Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy matters.

Reconciliations between Total and Core results, providing further information on the key Adjusting items, are set out on pages 20 and 21.

GSK provides earnings guidance to the investor community on the basis of Core results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group’s performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

ViiV Healthcare
ViiV Healthcare is a subsidiary of the Group and 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement.

Earnings are allocated to the three shareholders of ViiV Healthcare on the basis of their respective equity shareholdings (GSK 78.3%, Pfizer 11.7% and Shionogi 10%) and their entitlement to preferential dividends, which are determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes. In particular, the increasing proportion of sales of dolutegravir and cabotegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 84% of the Total earnings and 83% of the Core earnings of ViiV Healthcare for 2023.

As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, dolutegravir and cabotegravir. Under IFRS 3 ‘Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent remeasurements are reflected within other operating income/(expense) and within Adjusting items in the income statement in each period.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance and other income of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in the three months ended 31 March 2024 were £300 million.

As the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

Further explanation of the acquisition-related arrangements with ViiV Healthcare are set out on pages 84 and 85 of the Annual Report 2023.

Adjusting items

The reconciliations between Total results and Core results for Q1 2024 and Q1 2023 are set out below.

Three months ended 31 March 2024
	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, significant legal and other items £m	Core results £m

Turnover	7,363						7,363
Cost of sales	(1,970)	182		33	19	3	(1,733)

Gross profit	5,393	182		33	19	3	5,630

Selling, general and administration	(2,087)			17		91	(1,979)
Research and development	(1,434)	14	54	7			(1,359)
Royalty income	151						151
Other operating income/(expense)	(533)				685	(152)	–

Operating profit	1,490	196	54	57	704	(58)	2,443

Net finance cost	(134)					2	(132)

Share of after tax profit/(loss) of associates and joint ventures	(1)						(1)

Profit before taxation	1,355	196	54	57	704	(56)	2,310

Taxation	(274)	(41)	(14)	(13)	(76)	14	(404)
Tax rate %	20.2%						17.5%

Profit after taxation	1,081	155	40	44	628	(42)	1,906

Profit attributable to non-controlling interests	35				119		154

Profit attributable to shareholders	1,046	155	40	44	509	(42)	1,752

	1,081	155	40	44	628	(42)	1,906

Earnings per share	25.7p	3.8p	1.0p	1.1p	12.5p	(1.0p)	43.1p

Weighted average number of shares (millions)	4,069						4,069

Three months ended 31 March 2023
	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, significant legal and other items £m	Core results £m

Turnover	6,951						6,951
Cost of sales	(1,943)	151		35		5	(1,752)

Gross profit	5,008	151		35		5	5,199

Selling, general and administration	(2,143)			69		9	(2,065)
Research and development	(1,260)	18	16	4			(1,222)
Royalty income	180						180
Other operating income/(expense)	297				(271)	(26)	–

Operating profit	2,082	169	16	108	(271)	(12)	2,092

Net finance cost	(174)					4	(170)
Share of after tax profit/(loss) of associates and joint ventures	(2)						(2)
Profit/(loss) on disposal of interest in associates	1					(1)	–

Profit before taxation	1,907	169	16	108	(271)	(9)	1,920

Taxation	(276)	(36)	(4)	(22)	15	20	(303)
Tax rate %	14.5%						15.8%
Profit after taxation	1,631	133	12	86	(256)	11	1,617

Profit attributable to non-controlling interests	141				(20)		121
Profit attributable to shareholders	1,490	133	12	86	(236)	11	1,496
	1,631	133	12	86	(256)	11	1,617

Earnings per share	36.8p	3.3p	0.3p	2.1p	(5.8p)	0.3p	37.0p

Weighted average number of shares (millions)	4,044						4,044

Major restructuring and integration

Total Major restructuring charges incurred in Q1 2024 were £57 million (Q1 2023: £108 million), analysed as follows:

	Q1 2024			Q1 2023

	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

Separation Preparation restructuring programme	28	8	36	37	47	84
Significant acquisitions	19	–	19	21	1	22
Legacy programmes	2	–	2	–	2	2
	49	8	57	58	50	108

The Separation Preparation programme incurred cash charges of £28 million primarily from restructuring in Global Supply Chain as well as some commercial and administrative functions. The non-cash charges of £8 million primarily reflected the write down of assets in manufacturing locations.

Costs of significant acquisitions relate to integration costs of Sierra Oncology Inc. (Sierra) and Affinivax Inc. (Affinivax) which were acquired in Q3 2022, BELLUS Health Inc. (Bellus) acquired in Q2 2023 and Aiolos acquired in Q1 2024.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £704 million (Q1 2023: £271 million credit), the majority of which related to charges/credits for the remeasurement of contingent consideration liabilities, the liabilities for the Pfizer put option, and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	Q1 2024 £m	Q1 2023 £m
Contingent consideration on former Shionogi-ViiV Healthcare joint Venture (including Shionogi preferential dividends)	586	(64)
ViiV Healthcare put options and Pfizer preferential dividends	66	(105)
Contingent consideration on former Novartis Vaccines business	28	(69)
Contingent consideration on acquisition of Affinivax	5	(33)
Other adjustments	19	–

Total transaction-related charges	704	(271)

The £586 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi by £479 million from updated sales forecasts and exchange rates, and the unwind of the discount for £107 million. The £66 million charge relating to the ViiV Healthcare put option and Pfizer preferential dividends represented an increase in the valuation of the put option primarily as a result of updated sales forecasts.

The ViiV Healthcare contingent consideration liability is fair valued under IFRS. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 19.

The £28 million charge relating to the contingent consideration on the former Novartis Vaccines business primarily relates to changes to future sales forecasts.

The £5 million charge relating to the contingent consideration on the acquisition of Affinivax primarily relates to the unwind of the discount.

Divestments, significant legal charges, and other items
Divestments, significant legal charges, and other items primarily included fair value gains on investments, including a £57 million fair value gain on the investment in Haleon and other net income of £95 million. Legal charges provide for all significant legal matters and are not broken out separately by litigation or investigation. Significant legal charges in the quarter primarily reflected prospective legal costs for the defence of the litigation relating to Zantac.

Financial information
Income statements

	Q1 2024 £m	Q1 2023 £m

TURNOVER	7,363	6,951

Cost of sales	(1,970)	(1,943)
Gross profit	5,393	5,008

Selling, general and administration	(2,087)	(2,143)
Research and development	(1,434)	(1,260)
Royalty income	151	180
Other operating income/(expense)	(533)	297

OPERATING PROFIT	1,490	2,082

Finance income	32	29
Finance expense	(166)	(203)
Share of after tax profit/(loss) of associates and joint ventures	(1)	(2)
Profit/(loss) on disposal of interests in associates and joint ventures	–	1

PROFIT BEFORE TAXATION	1,355	1,907

Taxation	(274)	(276)
Tax rate %	20.2%	14.5%

PROFIT AFTER TAXATION	1,081	1,631

Profit attributable to non-controlling interests	35	141
Profit attributable to shareholders	1,046	1,490
	1,081	1,631

EARNINGS PER SHARE	25.7p	36.8p

Diluted earnings per share	25.4p	36.5p

Statement of comprehensive income

	Q1 2024 £m	Q1 2023 £m

Total profit for the period	1,081	1,631

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(190)	87
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries and associates	–	(3)
Reclassification of cash flow hedges to income statement	2	1

	(188)	85

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	3	(14)
Fair value movements on equity investments	78	(168)
Tax on fair value movements on equity investments	(15)	22
Fair value movements on cash flow hedges	1	–
Remeasurement gains/(losses) on defined benefit plans	46	350
Tax on remeasurement losses/(gains) on defined benefit plans	(10)	(87)

	103	103

Other comprehensive income/(expense) for the period	(85)	188

Total comprehensive income for the period	996	1,819

Total comprehensive income for the period attributable to:
Shareholders	958	1,692
Non-controlling interests	38	127

	996	1,819

Balance sheet

	31 March 2024 £m	31 December 2023 £m
ASSETS
Non-current assets
Property, plant and equipment	8,952	9,020
Right of use assets	915	937
Goodwill	6,978	6,811
Other intangible assets	15,667	14,768
Investments in associates and joint ventures	46	55
Other investments	1,231	1,137
Deferred tax assets	5,863	6,049
Other non-current assets	1,654	1,584

Total non-current assets	41,306	40,361

Current assets
Inventories	5,702	5,498
Current tax recoverable	460	373
Trade and other receivables	6,831	7,385
Derivative financial instruments	57	130
Current equity investments	1,284	2,204
Liquid investments	21	42
Cash and cash equivalents	2,790	2,936
Assets held for sale	60	76

Total current assets	17,205	18,644

TOTAL ASSETS	58,511	59,005

LIABILITIES
Current liabilities
Short-term borrowings	(2,616)	(2,813)
Contingent consideration liabilities	(1,094)	(1,053)
Trade and other payables	(14,621)	(15,844)
Derivative financial instruments	(69)	(114)
Current tax payable	(720)	(500)
Short-term provisions	(726)	(744)

Total current liabilities	(19,846)	(21,068)

Non-current liabilities
Long-term borrowings	(15,156)	(15,205)
Corporation tax payable	(76)	(75)
Deferred tax liabilities	(288)	(311)
Pensions and other post-employment benefits	(2,306)	(2,340)
Other provisions	(510)	(495)
Contingent consideration liabilities	(5,981)	(5,609)
Other non-current liabilities	(1,119)	(1,107)

Total non-current liabilities	(25,436)	(25,142)

TOTAL LIABILITIES	(45,282)	(46,210)

NET ASSETS	13,229	12,795

EQUITY
Share capital	1,348	1,348
Share premium account	3,471	3,451
Retained earnings	7,935	7,239
Other reserves	1,086	1,309

Shareholders’ equity	13,840	13,347

Non-controlling interests	(611)	(552)

TOTAL EQUITY	13,229	12,795

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m

At 1 January 2024	1,348	3,451	7,239	1,309	13,347	(552)	12,795

Profit for the period			1,046		1,046	35	1,081
Other comprehensive income/(expense) for the period			(151)	63	(88)	3	(85)

Total comprehensive income/(expense) for the period			895	63	958	38	996

Distributions to non-controlling interests						(97)	(97)
Dividends to shareholders			(568)		(568)		(568)
Realised after tax losses on disposal or liquidation of equity investments			(47)	47			–
Share of associates and joint ventures realised profit/(loss) on disposal of equity investments			15	(15)			–
Shares issued		18			18		18
Write-down on shares held by ESOP Trusts			(141)	141			–
Shares acquired by ESOP Trusts		2	457	(459)			–
Share-based incentive plans			85		85		85

At 31 March 2024	1,348	3,471	7,935	1,086	13,840	(611)	13,229

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m

At 1 January 2023	1,347	3,440	4,363	1,448	10,598	(502)	10,096

Profit for the period			1,490	–	1,490	141	1,631
Other comprehensive income/(expense) for the period			336	(134)	202	(14)	188

Total comprehensive income/(expense) for the period			1,826	(134)	1,692	127	1,819

Distributions to non-controlling interests						(140)	(140)
Contributions from non-controlling interests						7	7
Dividends to shareholders			(555)		(555)		(555)
Realised after tax losses on disposal or liquidation of equity investments			(13)	13			–
Share of associates and joint ventures realised profits on disposal of equity investments			2	(2)			–
Share issued	1	7			8		8
Write-down of shares held by ESOP Trusts			(48)	48			–
Shares acquired by ESOP Trusts		2	1	(3)			–
Share-based incentive plans			79		79		79
Hedging gain/(loss) after taxation transferred to non-financial assets				(2)	(2)		(2)
At 31 March 2023	1,348	3,449	5,655	1,368	11,820	(508)	11,312

Cash flow statement three months ended 31 March 2024

	Q1 2024 £m	Q1 2023 £m
Profit after tax	1,081	1,631
Tax on profits	274	276
Share of after tax loss/(profit) of associates and joint ventures	1	2
(Profit)/loss on disposal of interest in associates and joint ventures	–	(1)
Net finance expense	134	174
Depreciation, amortisation and other adjusting items	549	640
Decrease/(increase) in working capital	(311)	(840)
Contingent consideration paid	(306)	(290)
Decrease in other net liabilities (excluding contingent consideration paid)	(296)	(1,305)
Cash generated from operations	1,126	287
Taxation paid	(168)	(234)
Total net cash inflow/(outflow) from operating activities	958	53

Cash flow from investing activities
Purchase of property, plant and equipment	(248)	(233)
Proceeds from sale of property, plant and equipment	1	7
Purchase of intangible assets	(315)	(296)
Proceeds from sale of intangible assets	27	4
Purchase of equity investments	(18)	(56)
Proceeds from sale of equity investments	1,055	10
Purchase of businesses, net of cash acquired	(719)	–
Contingent consideration paid	(3)	(1)
Disposal of businesses	(3)	(6)
Interest received	37	29
Decrease/(Increase) in liquid investments	22	–
Dividends from joint ventures and associates	–	1
Dividend and distributions from investments	15	132
Proceeds from disposal of associates and Joint ventures	–	1
Total net cash inflow/(outflow) from investing activities	(149)	(408)

Cash flow from financing activities
Issue of share capital	18	8
Repayment of long-term loans	–	(144)
Net increase/(repayment) of other short-term loans	(323)	552
Repayment of lease liabilities	(57)	(47)
Interest paid	(71)	(120)
Dividends paid to shareholders	(568)	(555)
Shares acquired by ESOP Trusts	–	(2)
Distribution to non-controlling interests	(97)	(140)
Contributions from non-controlling interests	–	7
Other financing items	38	123
Total net cash inflow/(outflow) from financing activities	(1,060)	(318)
Increase/(decrease) in cash and bank overdrafts in the period	(251)	(673)
Cash and bank overdrafts at beginning of the period	2,858	3,425
Exchange adjustments	(19)	(31)
Increase/(decrease) in cash and bank overdrafts	(251)	(673)
Cash and bank overdrafts at end of the period	2,588	2,721
Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	2,790	2,890
Overdrafts	(202)	(169)
	2,588	2,721

Vaccines turnover – three months ended 31 March 2024

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Shingles	945	13	18	470	(7)	(4)	229	7	9	246	>100	>100
Shingrix	945	13	18	470	(7)	(4)	229	7	9	246	>100	>100
Meningitis	299	7	11	121	2	6	101	(12)	(10)	77	67	74
Bexsero	217	–	3	72	(3)	1	98	(11)	(8)	47	38	41
Menveo	80	36	41	49	9	13	2	(50)	(50)	29	>100	>100
Other	2	(33)	–	–	–	–	1	–	–	1	(50)	–
RSV	182	–	–	154	–	–	1	–	–	27	–	–
Arexvy	182	–	–	154	–	–	1	–	–	27	–	–
Influenza	13	8	8	2	>100	>100	–	–	–	11	–	–
Fluarix, FluLaval	13	8	8	2	>100	>100	–	–	–	11	–	–
Established Vaccines	838	3	7	331	(6)	(3)	178	(8)	(6)	329	22	28
Infanrix, Pediarix	145	(18)	(15)	87	(19)	(16)	31	(6)	(6)	27	(25)	(22)
Boostrix	138	(1)	3	85	(8)	(3)	33	6	10	20	25	25
Hepatitis	175	3	6	91	(7)	(4)	51	11	13	33	27	35
Rotarix	154	12	17	57	21	26	29	(12)	(9)	68	17	24
Synflorix	45	(27)	(24)	–	–	–	2	(75)	(75)	43	(20)	(17)
Priorix, Priorix Tetra, Varilrix	78	47	53	6	>100	>100	29	(12)	(9)	43	>100	>100
Cervarix	32	19	26	–	–	–	4	(56)	(56)	28	56	67
Other	71	45	47	5	(17)	(33)	(1)	>(100)	>(100)	67	56	63
Vaccines excluding COVID-19 solutions	2,277	17	22	1,078	10	14	509	(2)	–	690	58	66
Pandemic vaccines	–	>(100)	>(100)	–	–	–	–	(100)	(100)	–	–	–
Pandemic adjuvant	–	>(100)	>(100)	–	–	–	–	(100)	(100)	–	–	–
Vaccines	2,277	12	16	1,078	10	14	509	(18)	(17)	690	58	66

Specialty Medicines turnover – three months ended 31 March 2024

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
HIV	1,613	10	14	1,031	12	17	364	5	7	218	6	15
Dolutegravir products	1,304	2	6	772	2	5	324	2	3	208	5	14
Tivicay	354	(1)	4	186	1	4	64	(3)	(2)	104	(2)	8
Triumeq	310	(17)	(14)	211	(15)	(12)	59	(21)	(20)	40	(20)	(16)
Juluca	157	5	8	122	10	14	32	(9)	(6)	3	(25)	(25)
Dovato	483	22	27	253	18	22	169	18	20	61	61	74
Rukobia	33	32	36	31	35	39	2	–	–	–	–	–
Cabenuva	213	68	73	171	66	73	35	75	80	7	75	50
Apretude	54	>100	>100	54	>100	>100	–	–	–	–	–	–
Other	9	(40)	(27)	3	(57)	(43)	3	(40)	(40)	3	–	33
Respiratory/Immunology and Other	635	6	11	378	(4)	–	132	22	25	125	25	37
Nucala	374	8	13	180	(5)	(2)	109	22	26	85	23	36
Benlysta	260	3	8	198	(3)	1	27	17	22	35	35	46
Other	1	–	–	–	–	–	(4)	–	(25)	5	–	–
Oncology	273	>100	>100	186	>100	>100	75	4	6	12	33	33
Zejula	141	24	27	72	44	50	58	5	7	11	22	22
Blenrep	–	(100)	>(100)	(1)	–	–	1	(91)	(91)	–	–	–
Jemperli	80	>100	>100	65	>100	>100	14	>100	>100	1	–	100
Ojjaara	52	–	–	50	–	–	2	–	–	–	–	–
Other	–	–	–	–	–	–	–	–	–	–	–	–
Specialty Medicines excluding COVID-19 solutions	2,521	14	19	1,595	17	21	571	9	11	355	13	23
Pandemic	1	(97)	(97)	–	–	–	–	–	–	1	(97)	(97)
Xevudy	1	(97)	(97)	–	–	–	–	–	–	1	(97)	(97)
Specialty Medicines	2,522	13	17	1,595	17	21	571	9	11	356	3	12

General Medicines turnover – three months ended 31 March 2024

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Respiratory	1,725	(2)	2	863	4	8	361	(3)	(1)	501	(11)	(4)
Anoro Ellipta	119	(1)	3	44	(14)	(10)	52	13	15	23	–	4
Flixotide/Flovent	139	(11)	(8)	95	(10)	(8)	18	(14)	(10)	26	(13)	(10)
Relvar/Breo Ellipta	270	(1)	4	99	(1)	2	98	–	2	73	(4)	8
Seretide/Advair	282	(17)	(13)	92	(23)	(21)	61	(14)	(13)	129	(13)	(6)
Trelegy Ellipta	591	27	33	425	30	35	75	12	13	91	28	41
Ventolin	168	(18)	(15)	86	(20)	(17)	25	(11)	(7)	57	(17)	(14)
Other Respiratory	156	(25)	(20)	22	10	20	32	(22)	(22)	102	(30)	(25)
Other General Medicines	839	(7)	(2)	53	(42)	(41)	180	(2)	1	606	(4)	2
Augmentin	186	5	10	–	–	–	54	(4)	(2)	132	9	16
Lamictal	101	(22)	(19)	37	(44)	(42)	28	–	4	36	3	9
Other "Other General Medicines"	552	(8)	(3)	16	(38)	(38)	98	(1)	1	438	(8)	(1)
General Medicines	2,564	(4)	1	916	(1)	3	541	(3)	(1)	1,107	(7)	(1)

Commercial Operations turnover

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Three months ended 31 March 2024	7,363	6	10	3,589	10	14	1,621	(5)	(3)	2,153	9	16

Commercial Operations turnover excluding COVID-19 solutions

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Three months ended 31 March 2024	7,362	8	13	3,589	10	14	1,621	1	3	2,152	11	18

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the GSK Leadership Team (GLT). GSK reports results under two segments: Commercial Operations and Total R&D. Members of the GLT are responsible for each segment.

R&D investment is essential for the sustainability of the business. However, for segment reporting the Commercial operating profits exclude allocations of globally funded R&D.

The Total R&D segment is the responsibility of the Chief Scientific Officer and is reported as a separate segment. The operating costs of this segment includes R&D activities across Specialty Medicines, including HIV and Vaccines. It includes R&D and some SG&A costs relating to regulatory and other functions.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Turnover by segment
	Q1 2024 £m	Q1 2023 £m	Growth £%	Growth CER%

Commercial Operations (total turnover)	7,363	6,951	6	10

Operating profit by segment
	Q1 2024 £m	Q1 2023 £m	Growth £%	Growth CER%

Commercial Operations	3,855	3,375	14	21
Research and Development	(1,308)	(1,232)	6	9

Segment profit	2,547	2,143	19	28
Corporate and other unallocated costs	(104)	(51)

Core operating profit	2,443	2,092	17	27
Adjusting items	(953)	(10)

Total operating profit	1,490	2,082	(28)	(18)

Finance income	32	29
Finance costs	(166)	(203)
Share of after tax profit/(loss) of associates and joint ventures	(1)	(2)
Profit/(loss) on disposal of associates and joint ventures	–	1

Profit before taxation	1,355	1,907	(29)	(18)

Commercial Operations Core operating profit of £3,855 million grew in the quarter driven by strong sales and a favourable product mix and a reversal of the Zejula royalty dispute legal provision, partly offset by disciplined investment in growth assets and lower royalty income.

The R&D segment operating expenses of £1,308 million, grew in the quarter driven by continued investment across disease areas including late stage investment in Vaccines, Respiratory/Immunology and Infectious Diseases, including pneumococcal and mRNA programmes, and camlipixant. This was partly offset by decreases related to the completion of late-stage clinical development programmes including RSV and momelotinib, and reduced investment in Zejula versus Q1 2023. In the quarter restructuring of the research division was broadly completed, with the charge being taken in Q4 2023.

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, consumer fraud and governmental investigations, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2023. At 31 March 2024, the Group’s aggregate provision for legal and other disputes (not including tax matters described on page 10) was £312 million (31 December 2023: £267 million).

The Group may become involved in significant legal proceedings in respect of which it is not possible to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate the liability, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

Significant legal developments since the date of the Annual Report 2023:

Intellectual Property

RSV
The United States District Court for the District of Delaware has set a trial date of 3 August 2026 in the suit against Pfizer Inc. alleging infringement of US GSK patents by Pfizer’s RSV vaccine, ABRYSVO.

mRNA
On 25 April 2024, GSK filed a patent infringement suit against Pfizer Inc. and BioNTech SE in the United States District Court for the District of Delaware alleging infringement of five US GSK patents by the COVID-19 vaccine, COMIRNATY.

Product Liability

Zantac
The Delaware Superior Court held a hearing regarding admissibility of expert testimony as to general causation on 22-24 January 2024.  The parties continue to await a ruling from the Court, which will relate only to the admissibility of evidence and not to the determination of liability or to the merits of the underlying claims.

As announced on 29 February 2024, GSK reached a confidential settlement in the Boyd/Steenvoord case filed in California state court. The case, which was set to begin trial on 2 April 2024, will be dismissed. The settlement reflects the company’s desire to avoid the distraction related to protracted litigation in this case. GSK did not admit any liability in the settlement and will continue to vigorously defend itself based on the facts and the science in all other Zantac cases.

In the California Judicial Council Coordination Proceedings (JCCP), the Court has scheduled a Sargon hearing for 6-7 June 2024 for eight cases, including two bellwether cases (Hughes and Caratti, cases alleging colorectal and bladder cancer, respectively). The Court has set a trial date for the Hughes case of 8 July 2024, with Caratti to receive a trial date only after the Hughes trial concludes. The other six cases do not have trial dates pending their transfer to other counties in California. A separate Sargon hearing for a further 12 cases has been set for 15 August 2024. The Court has also ordered the parties to work up 350 cases for trial.

Trial dates have also been set in other state courts. In Illinois, the first case scheduled for trial (Valadez, a case alleging colorectal cancer) began on 30 April 2024 and is expected to last around four weeks. The second Illinois case (Williams, a case alleging lung cancer) is scheduled for trial on 23 May 2024. Three other cases have trial dates in Illinois ahead of the expected publication date of GSK's results for Q2 2024 (Gross and Kasza, cases alleging prostate and breast cancer, respectively on 5 June 2024 and Kimbrow, a case alleging prostate cancer, on 12 July 2024). On 16 April 2024, the Illinois court issued a Frye ruling in Valadez, finding that the plaintiff’s experts’ causation opinions are admissible and can be presented to a jury.  The single case in Texas is set for trial on 21 October 2024 and one case in Nevada is scheduled for trial on 3 March 2025.

Given the current stage of the proceedings, GSK cannot meaningfully assess what liability, if any, it may have, nor can it meaningfully assess the liability of other parties under relevant indemnification provisions.

Returns to shareholders

Quarterly dividends
The Board has declared a first interim dividend for Q1 2024 of 15p per share (Q1 2023: 14p per share).

Dividends remain an essential component of total shareholder return and GSK recognises the importance of dividends to shareholders. On 23 June 2021, at the GSK Investor Update, GSK set out that from 2022 a progressive dividend policy will be implemented guided by a 40 to 60 percent pay-out ratio through the investment cycle. Consistent with this, GSK has declared a dividend of 15p for Q1 2024 and expects to declare a dividend of 60p per share for full year 2024. In setting its dividend policy, GSK considers the capital allocation priorities of the Group and its investment strategy for growth alongside the sustainability of the dividend.

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 9 July 2024. An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) is charged by the Depositary. The ex-dividend date will be 16 May 2024, with a record date of 17 May 2024 and a payment date of 11 July 2024.

	Paid/ Payable	Pence per share	£m

2024
First interim	11 July 2024	15	612

2023
First interim	13 July 2023	14	567
Second interim	12 October 2023	14	568
Third interim	11 January 2024	14	568
Fourth interim	11 April 2024	16	652

		58	2,355

Share capital in issue
At 31 March 2024, 4,078 million shares (Q1 2023: 4,052 million) were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). No Treasury shares have been repurchased since 2014. The company issued 1.9 million shares under employee share schemes in the year for proceeds of £18 million (Q1 2023: £8 million).

At 31 March 2024, the ESOP Trusts held 66.9 million shares of GSK shares, of which 66.6 million were held for the future exercise of share options and share awards and 0.3 million were held for the Executive Supplemental Savings plan. The carrying value of £611 million has been deducted from other reserves. The market value of these shares was £1,144 million.

At 31 March 2024, the company held 169 million Treasury shares at a cost of  £2,957 million which has been deducted from retained earnings.

Weighted average number of shares
The numbers of shares used in calculating basic and diluted earnings per share are reconciled below:

	Q1 2024 millions	Q1 2023 millions

Weighted average number of shares – basic	4,069	4,044
Dilutive effect of share options and share awards	44	41

Weighted average number of shares – diluted	4,113	4,085

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three months ended 31 March 2024 and should be read in conjunction with the Annual Report 2023, which was prepared in accordance with United Kingdom adopted International Financial Reporting Standards. This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2023.

The Group has not identified any changes to its key sources of accounting judgements or estimations of uncertainty compared with those disclosed in the Annual Report 2023.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2023 were published in the Annual Report 2023, which has been delivered to the Registrar of Companies and on which the report of the independent auditor was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates

GSK operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q1 2024	Q1 2023	2023

Average rates:
US$/£	1.27	1.22	1.24
Euro/£	1.16	1.14	1.15
Yen/£	187	162	175

Period-end rates:
US$/£	1.26	1.24	1.27
Euro/£	1.17	1.14	1.15
Yen/£	191	165	180

Contingent liabilities

There were contingent liabilities at 31 March 2024 in respect of arrangements entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal disputes to which the Group is a party are set out on page 32 and pages 263 to 266 of the 2023 Annual Report.

Net assets

The book value of net assets increased by £434 million from £12,795 million at 31 December 2023 to £13,229 million at 31 March 2024. This primarily reflected contribution from Total comprehensive income for the period partly offset by dividends paid to shareholders.

At 31 March 2024, the net deficit on the Group’s pension plans was £721 million compared with £764 million at 31 December 2023. This decrease in the net deficit is primarily due to increases in the UK and US discount rates, as well as experience adjustments, partially offset by lower UK asset values and an increase to the US cash balance credit rate.

The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, recorded in Other payables in Current liabilities, was £914 million (31 December 2023: £848 million).

Contingent consideration amounted to £7,075 million at 31 March 2024 (31 December 2023: £6,662 million), of which £6,004 million (31 December 2023: £5,718 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare, £446 million (31 December 2023: £423 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition, £527 million (31 December 2023: £516 million) represented the estimated present value of contingent consideration payable to Affinivax, and £95 million (31 December 2023: £nil) represented the estimated present value of contingent consideration payable in relation to the Aiolos acquisition. Of the contingent consideration payable to Shionogi at 31 March 2024, £1,057 million (31 December 2023: £1,017 million) is expected to be paid within one year.

Movements in contingent consideration are as follows:

Q1 2024	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,718	6,662
Remeasurement through income statement and other movements	586	722
Cash payments: operating cash flows	(300)	(306)
Cash payments: investing activities	–	(3)

Contingent consideration at end of the period	6,004	7,075

Q1 2023	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,890	7,068
Remeasurement through income statement and other movements	(64)	(193)
Cash payments: operating cash flows	(287)	(290)
Cash payments: investing activities	–	(1)

Contingent consideration at end of the period	5,539	6,584

Business acquisitions

On 9 January 2024, GSK announced it had entered into an agreement to acquire Aiolos Bio, Inc. (Aiolos) a clinical stage biopharmaceutical company focused on addressing the unmet treatment needs of patients with certain respiratory and inflammatory conditions, for a total consideration of US$1,004 million (£800 million) as adjusted for working capital acquired paid upon closing and up to US$400 million (£319 million) in certain success-based regulatory milestone payments. The estimated fair value of the contingent consideration payable was US$120 million (£96 million). In addition, GSK will also be responsible for success-based milestone payments as well as tiered royalties owed to Jiangsu Hengrui Pharmaceuticals Co., Ltd. (Hengrui). The acquisition completed on 14 February 2024.

The initial acquisition accounting was reflected in the first quarter of 2024 on a preliminary basis, the values below are provisional and subject to change. The purchase price allocation is expected to be completed by the end of Q4 2024.

The provisional fair values of the net assets acquired, including goodwill, are as follows:

£m

Net assets acquired:
Intangible assets	927
Cash and cash equivalents	23
Other net liabilities	(16)
Deferred tax liabilities	(197)

737
Goodwill	159

Total consideration	896

Of the £896 million consideration, £154 million was unpaid as at 31 March 2024.

Net debt information

Reconciliation of cash flow to movements in net debt

	Q1 2024 £m	Q1 2023 £m

Total Net debt at beginning of the period	(15,040)	(17,197)

Increase/(decrease) in cash and bank overdrafts	(251)	(673)
(Increase)/decrease in liquid investments	(22)	–
Net increase/(repayment) of other short-term loans	323	(552)
Repayment of long-term notes	–	144
Repayment of lease liabilities	57	47
Exchange adjustments	1	322
Other non-cash movements	(29)	(41)

Decrease/(increase) in net debt	79	(753)
Total Net debt at end of the period	(14,961)	(17,950)

Net debt analysis

	31 March 2024 £m	31 December 2023 £m

Liquid investments	21	42
Cash and cash equivalents	2,790	2,936
Short-term borrowings	(2,616)	(2,813)
Long-term borrowings	(15,156)	(15,205)

Total Net debt at the end of the period	(14,961)	(15,040)

Free cash flow reconciliation

	Q1 2024 £m	Q1 2023 £m

Net cash inflow/(outflow) from operating activities	958	53
Purchase of property, plant and equipment	(248)	(233)
Proceeds from sale of property, plant and equipment	1	7
Purchase of intangible assets	(315)	(296)
Proceeds from disposals of intangible assets	27	4
Net finance costs	(34)	(91)
Dividends and disposal proceeds from associates and joint ventures	–	1
Contingent consideration paid (reported in investing activities)	(3)	(1)
Distributions to non-controlling interests	(97)	(140)
Contributions from non-controlling interests	–	7

Free cash inflow/(outflow)	289	(689)

Related party transactions

Details of GSK’s related party transactions are disclosed on page 235 of our 2023 Annual Report.

R&D commentary

Pipeline overview

Medicines and vaccines in phase III development (including major lifecycle innovation or under regulatory review)	18	Infectious Diseases (7)
		●	Arexvy (RSV vaccine) RSV older adults (50-59 years of age)
		●	gepotidacin (bacterial topoisomerase inhibitor) uncomplicated urinary tract infection and urogenital gonorrhoea
		●	bepirovirsen (HBV ASO) hepatitis B virus
		●	Bexsero infants vaccine (US)
		●	MenABCWY (gen 1) vaccine candidate
		●	tebipenem pivoxil (antibacterial carbapenem) complicated urinary tract infection
		●	ibrexafungerp (antifungal glucan synthase inhibitor) invasive candidiasis

Respiratory/Immunology (6)
		●	Nucala (anti-IL5 biologic) chronic obstructive pulmonary disease
●
depemokimab (ultra long-acting anti-IL5 biologic) severe eosinophilic asthma, eosinophilic granulomatosis with polyangiitis (EGPA), chronic rhinosinusitis with nasal polyps (CRSwNP), hyper-eosinophilic syndrome (HES)

		●	latozinemab (AL001, anti-sortilin) frontotemporal dementia
		●	camlipixant (P2X3 receptor antagonist) refractory chronic cough
		●	Ventolin (salbutamol, Beta 2 adrenergic receptor agonist) asthma
		●	linerixibat (IBATi) cholestatic pruritus in primary biliary cholangitis

Oncology (5)
		●	Ojjaara (JAK1, JAK2 and ACVR1 inhibitor) myelofibrosis with anaemia
		●	Blenrep (anti-BCMA ADC) multiple myeloma
		●	Jemperli (anti-PD-1) 1L endometrial cancer, colon cancer, rectal cancer, head and neck cancer
		●	Zejula (PARP inhibitor) 1L ovarian and non-small cell lung cancer
		●	cobolimab (anti-TIM-3) 2L non-small cell lung cancer

Total vaccines and medicines in all phases of clinical development	72
Total projects in clinical development (inclusive of all phases and indications)	91

Our key growth assets by therapy area

The following outlines several key vaccines and medicines by therapy area that will help drive growth for GSK to meet its outlooks for 2021-2026 and beyond.

Infectious Diseases

Arexvy (respiratory syncytial virus vaccine, adjuvanted)

The US Food and Drug Administration (FDA) accepted under Priority Review an application to extend the indication of GSK’s adjuvanted respiratory syncytial virus (RSV) vaccine to adults aged 50-59 who are at increased risk for RSV disease. If approved, GSK’s RSV vaccine would be the first vaccine available to help protect this population. Arexvy is currently approved in the US in adults aged 60 and over for the prevention of lower respiratory tract disease (LRTD) caused by RSV.

Key phase III trials for Arexvy:

Trial name (population)	Phase	Design	Timeline	Status
RSV OA=ADJ-004 (Adults ≥ 60 years old) NCT04732871	III
A randomised, open-label, multi-country trial to evaluate the immunogenicity, safety, reactogenicity and persistence of a single dose of the RSVPreF3 OA investigational vaccine and different revaccination schedules in adults aged 60 years and above
			Trial start: Q1 2021 Primary data reported: Q2 2022	Active, not recruiting; primary endpoint met
RSV OA=ADJ-006 (ARESVI-006; Adults ≥ 60 years old) NCT04886596	III	A randomised, placebo-controlled, observer-blind, multi-country trial to demonstrate the efficacy of a single dose of GSK’s RSVPreF3 OA investigational vaccine in adults aged 60 years and above	Trial start: Q2 2021 Primary data reported: Q2 2022; two season data reported: Q2 2023	Active, not recruiting; primary endpoint met
RSV OA=ADJ-007 (Adults ≥ 60 years old) NCT04841577	III
An open-label, randomised, controlled, multi-country trial to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with FLU-QIV vaccine in adults aged 60 years and above
			Trial start: Q2 2021 Primary data reported: Q4 2022	Complete; primary endpoint met
RSV OA=ADJ-008 (Adults ≥ 65 years old) NCT05559476	III
A phase III, open-label, randomised, controlled, multi country trial to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with FLU HD vaccine in adults aged 65 years and above
			Trial start: Q4 2022 Primary data reported: Q2 2023	Complete
RSV OA=ADJ-009 (Adults ≥ 60 years old) NCT05059301	III
A randomised, double-blind, multi-country trial to evaluate consistency, safety, and reactogenicity of 3 lots of RSVPreF3 OA investigational vaccine administrated as a single dose in adults aged 60 years and above
			Trial start: Q4 2021 Trial end: Q2 2022	Complete; primary endpoint met
RSV OA=ADJ-017 (Adults ≥ 65 years old) NCT05568797	III
A phase III, open-label, randomised, controlled, multi-country trial to evaluate the immune response, safety and reactogenicity of an RSVPreF3 OA investigational vaccine when co-administered with FLU aQIV (inactivated influenza vaccine – adjuvanted) in adults aged 65 years and above
			Trial start: Q4 2022 Primary data reported: Q2 2023	Complete
RSV OA=ADJ-018 (Adults 50-59 years) NCT05590403	III
A phase III, observer-blind, randomised, placebo-controlled trial to evaluate the non-inferiority of the immune response and safety of the RSVPreF3 OA investigational vaccine in adults 50-59 years of age, including adults at increased risk of respiratory syncytial virus lower respiratory tract disease, compared to older adults ≥60 years of age
			Trial start: Q4 2022 Primary data reported: Q4 2023	Active, not recruiting; primary endpoint met
RSV OA=ADJ-019 (Adults ≥ 60 years old) NCT05879107	III
An open-label, randomised, controlled, multi-country trial to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with PCV20 in adults aged 60 years and older
			Trial start: Q2 2023 Data anticipated: H2 2024	Active, not recruiting
RSV OA=ADJ-023 (Immunocompromised Adults 50-59 years) NCT05921903	IIb
A randomised, controlled, open-label trial to evaluate the immune response and safety of the RSVPreF3 OA investigational vaccine in adults (≥50 years of age) when administered to lung and renal transplant recipients comparing one versus two doses and compared to healthy controls (≥50 years of age) receiving one dose
			Trial start: Q3 2023 Data anticipated: 2025	Active, recruiting
RSV-OA=ADJ-020 (Adults, aged >=50 years of age) NCT05966090	III	A study on the safety and immune response of investigational RSV OA vaccine in combination with herpes zoster vaccine in healthy adults	Trial start: Q3 2023 Data anticipated: H2 2024	Active, not recruiting

bepirovirsen (HBV ASO)

Bepirovirsen, a triple-action antisense oligonucleotide, is a potential new treatment option for people with chronic hepatitis B (CHB). In February 2024, the US FDA granted Fast Track designation for bepirovirsen for the treatment of CHB. Fast Track designation is intended to facilitate the development and expedite the review of medicines to treat serious conditions and fill an unmet medical need. To further expand development in novel sequential regimens, GSK has entered an agreement for an exclusive worldwide license to develop and commercialise daplusiran/tomligisiran (GSK5637608, formerly JNJ-3989), an investigational hepatitis B virus-targeted small interfering ribonucleic acid (siRNA) therapeutic. This agreement provides an opportunity to investigate a novel sequential regimen to pursue functional cure in an even broader patient population with bepirovirsen.

Key trials for bepirovirsen:

Trial name (population)	Phase	Design	Timeline	Status
B-Well 1 bepirovirsen in nucleos(t)ide treated patients (chronic hepatitis B) NCT05630807	III	A multi-centre, randomised, double-blind, placebo-controlled trial to confirm the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial Start: Q1 2023 Data anticipated: 2026+	Recruiting
B-Well 2 bepirovirsen in nucleos(t)ide treated patients (chronic hepatitis B) NCT05630820	III	A multi-centre, randomised, double-blind, placebo-controlled trial to confirm the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial Start: Q1 2023 Data anticipated: 2026+	Recruiting
bepirovirsen sequential combination therapy with targeted immunotherapy (chronic hepatitis B) NCT05276297	II
A trial on the safety, efficacy and immune response following sequential treatment with an anti-sense oligonucleotide against chronic hepatitis B (CHB) and chronic hepatitis B targeted immunotherapy (CHB-TI) in CHB patients receiving nucleos(t)ide analogue (NA) therapy
			Trial start: Q2 2022 Data anticipated: 2025	Active, not recruiting

gepotidacin (bacterial topoisomerase inhibitor)

Gepotidacin is an investigational bactericidal, first-in-class antibiotic with a novel mechanism of action for the treatment of uncomplicated urinary tract infections (uUTI). In February 2024, positive headline results were announced from the pivotal EAGLE-1 phase III trial for gepotidacin showing the primary endpoint was met. Gepotidacin achieved a 92.6% microbiological success rate compared to a 91.2% success rate of intramuscular ceftriaxone plus oral azithromycin combined therapy (a leading combination treatment regimen for gonorrhoea), demonstrating non-inferiority. Safety and tolerability data were consistent with results seen in gepotidacin phase I and II trials. The data were presented at the 2024 European Society of Clinical Microbiology and Infectious Diseases (ESCMID) Global in April 2024.

EAGLE-1 is the third positive pivotal trial for gepotidacin and demonstrates its potential to provide a new oral treatment option for patients given the rising incidence of gonorrhoea worldwide, including drug resistant infections.

Key phase III trials for gepotidacin:

Trial name (population)	Phase	Design	Timeline	Status
EAGLE-1 (uncomplicated urogenital gonorrhoea) NCT04010539	III
A randomised, multi-centre, open-label trial in adolescent and adult participants comparing the efficacy and safety of gepotidacin to ceftriaxone plus azithromycin in the treatment of uncomplicated urogenital gonorrhoea caused by Neisseria gonorrhoeae
			Trial start: Q4 2019 Data reported: Q1 2024	Complete; primary endpoint met
EAGLE-2 (females with uUTI / acute cystitis) NCT04020341	III
A randomised, multi-centre, parallel-group, double-blind, double-dummy trial in adolescent and adult female participants comparing the efficacy and safety of gepotidacin to nitrofurantoin in the treatment of uncomplicated urinary tract infection (acute cystitis)
			Trial start: Q4 2019 Data reported: Q2 2023	Complete; primary endpoint met
EAGLE-3 (females with uUTI / acute cystitis) NCT04187144	III
A randomised, multi-centre, parallel-group, double-blind, double-dummy trial in adolescent and adult female participants comparing the efficacy and safety of gepotidacin to nitrofurantoin in the treatment of uncomplicated urinary tract infection (acute cystitis)
			Trial start: Q2 2020 Data reported: Q2 2023	Complete; primary endpoint met

MenABCWY vaccine candidate

The US FDA accepted a Biologics License Application (BLA) for GSK’s 5-in-1 meningococcal ABCWY (MenABCWY) vaccine candidate on 16 April 2024 and set a Prescription Drug User Fee Act (PDUFA) action date of 14 February 2025. GSK’s MenABCWY vaccine candidate combines the antigenic components of its two well-established meningococcal vaccines with demonstrated efficacy and safety profiles, Bexsero (Meningococcal Group B Vaccine) and Menveo (Meningococcal Groups A, C, Y, and W-135). Combining the protection offered by these vaccines aims to reduce the number of injections, simplifying immunisation and potentially increasing series completion and vaccination coverage of adolescents and young adults.

Key trials for MenABCWY vaccine candidate:

Trial name (population)	Phase	Design	Timeline	Status
MenABCWY – 019 NCT04707391	IIIb
A randomised, controlled, observer-blind trial to evaluate safety and immunogenicity of GSK’s meningococcal ABCWY vaccine when administered in healthy adolescents and adults, previously primed with meningococcal ACWY vaccine
			Trial start: Q1 2021 Data reported: Q1 2024	Complete
MenABCWY – V72 72 NCT04502693	III
A randomised, controlled, observer-blind trial to demonstrate effectiveness, immunogenicity, and safety of GSK's meningococcal Group B and combined ABCWY vaccines when administered to healthy adolescents and young adults
			Trial start: Q3 2020 Data reported: Q1 2023	Complete; primary endpoints met

HIV

cabotegravir

GSK continues to advance its early-stage HIV pipeline focused on innovative long-acting injectable regimens and expects cabotegravir to increasingly replace dolutegravir as the foundational integrase inhibitor in its portfolio by the second half of the decade. In February 2024, ViiV Healthcare announced results from an interim analysis of the LATITUDE phase III trial after the trial’s Data Safety Monitoring Board recommended it be modified to stop randomisation and give participants receiving daily oral therapy the option to transition to long-acting injectable therapy. Results indicated that long-acting injectable antiretroviral treatment (ART) for HIV, Cabenuva (cabotegravir + rilpirivine), demonstrated superior efficacy in maintaining viral load suppression compared to daily oral therapy in individuals with a history of ART adherence challenges.

In March 2024, ViiV Healthcare presented 64 abstracts at the Conference on Retroviruses and Opportunistic Infections (CROI), in Denver, Colorado, including highlights of the company’s next-generation pipeline advancements and data from its diverse portfolio of marketed HIV treatment and prevention options. Detailed results from the LATITUDE trial were presented, together with positive findings from a phase I study showing that an investigational formulation of cabotegravir, known as cabotegravir ultra long-acting (CAB-ULA), can be dosed at intervals of at least four months. This is the company’s first step towards delivering ultra long-acting injectable HIV treatment and prevention medicines that would potentially enable people to have at least four months between visits to the clinic.

Respiratory/Immunology

camlipixant (P2X3 receptor antagonist)

Camlipixant (BLU-5937) is an investigational, highly selective oral P2X3 antagonist currently in development for first-line treatment of adult patients suffering from refractory chronic cough (RCC). The CALM phase III development programme to evaluate the efficacy and safety of camlipixant for use in adults with RCC is ongoing.

Trial name (population)	Phase	Design	Timeline	Status
CALM-1 (refractory chronic cough) NCT05599191	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-arm efficacy and safety trial with open-label extension of camlipixant in adult participants with refractory chronic cough, including unexplained chronic cough
			Trial start: Q4 2022 Data anticipated: 2025	Recruiting
CALM-2 (refractory chronic cough) NCT05600777	III
A 24-week, randomised, double-blind, placebo-controlled, parallel-arm efficacy and safety trial with open-label extension of camlipixant in adult participants with refractory chronic cough, including unexplained chronic cough
			Trial start: Q1 2023 Data anticipated: 2025	Recruiting

depemokimab (long acting anti-IL5)

Depemokimab is in late stage development for severe asthma, chronic rhinosinusitis with nasal polyps (CRSwNP), hypereosinophilic syndrome (HES) and eosinophilic granulomatosis with polyangiitis (EGPA). Depemokimab is the first and only next-generation ultra-long-acting biologic engineered to have enhanced binding affinity and high potency for IL-5, resulting in an extended half-life and enabling dosing every six months.

The phase III programme for depemokimab continues to make progress across a range of IL-5 mediated conditions with phase III data expected to begin reading out in H1 2024.

Key phase III trials for depemokimab:

Trial name (population)	Phase	Design	Timeline	Status
SWIFT-1 (severe eosinophilic asthma) NCT04719832	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre trial of the efficacy and safety of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2021 Data anticipated: H1 2024	Active, not recruiting
SWIFT-2 (severe eosinophilic asthma) NCT04718103	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre trial of the efficacy and safety of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2021 Data anticipated: H1 2024	Active, not recruiting

Key phase III trials for depemokimab continued:

Trial name (population)	Phase	Design	Timeline	Status
AGILE (SEA) NCT05243680	III (exten sion)
A 52-week, open label extension phase of SWIFT-1 and SWIFT-2 to assess the long-term safety and efficacy of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2022 Data anticipated: 2025	Recruiting
NIMBLE (SEA) NCT04718389	III
A 52-week, randomised, double-blind, double-dummy, parallel group, multi-centre, non-inferiority trial assessing exacerbation rate, additional measures of asthma control and safety in adult and adolescent severe asthmatic participants with an eosinophilic phenotype treated with depemokimab compared with mepolizumab or benralizumab
			Trial start: Q1 2021 Data anticipated: 2025	Recruiting
ANCHOR-1 (chronic rhinosinusitis with nasal polyps; CRSwNP) NCT05274750	III	Efficacy and safety of depemokimab in participants with CRSwNP	Trial start: Q2 2022 Data anticipated: H2 2024	Active, not recruiting
ANCHOR-2 (CRSwNP) NCT05281523	III	Efficacy and safety of depemokimab in participants with CRSwNP	Trial start: Q2 2022 Data anticipated: H2 2024	Active, not recruiting
OCEAN (eosinophilic granulomatosis with polyangiitis; EGPA) NCT05263934	III	Efficacy and safety of depemokimab compared with mepolizumab in adults with relapsing or refractory EGPA	Trial start: Q3 2022 Data anticipated: 2025	Recruiting
DESTINY (hyper-eosinophilic syndrome; HES) NCT05334368	III	A 52-week, randomised, placebo-controlled, double-blind, parallel group, multicentre trial of depemokimab in adults with uncontrolled HES receiving standard of care (SoC) therapy	Trial start: Q3 2022 Data anticipated: 2026+	Recruiting

Nucala (mepolizumab)

Nucala, is a first in class anti-IL-5 biologic. It been studied in over 4,000 patients in 41 clinical trials across several IL-5 mediated conditions. Nucala is the only treatment approved for use in the US and Europe, across four IL-5 medicated conditions: severe asthma with an eosinophilic phenotype, EGPA, HES and CRSwNP.

The MATINEE phase III trial investigating Nucala in patients with chronic obstructive pulmonary disease (COPD) is expected to readout in the second half of 2024.

Key phase trials for Nucala:

Trial name (population)	Phase	Design	Timeline	Status
MATINEE (chronic obstructive pulmonary disease; COPD) NCT04133909	III
A multicentre randomised, double-blind, parallel-group, placebo-controlled trial of mepolizumab 100 mg subcutaneously as add-on treatment in participants with COPD experiencing frequent exacerbations and characterised by eosinophil levels
			Trial start: Q4 2019 Data anticipated: H2 2024	Active, not recruiting

Oncology

Blenrep (belantamab mafodotin)

In February 2024, GSK presented positive results from the DREAMM-7 phase III head-to-head trial evaluating belantamab mafodotin as a second-line or later treatment for relapsed or refractory multiple myeloma at the American Society of Clinical Oncology (ASCO) Plenary Series. The trial met its primary endpoint of progression-free survival (PFS), with a statistically significant and clinically meaningful  59% reduction in risk of disease progression or death observed in patients with belantamab mafodotin combined with bortezomib plus dexamethasone (BorDex) versus standard of care, daratumumab plus BorDex. A median PFS of 36.6 months was observed with the belantamab mafodotin combination versus 13.4 months with the daratumumab combination. The belantamab mafodotin combination also resulted in clinically meaningful improvements in all secondary efficacy endpoints including a doubling of complete response rate (stringent complete response plus complete response), minimal residual disease negativity rate and median duration of response. A strong and clinically meaningful overall survival (OS) trend was observed at the interim analysis, with a 43% reduction in the risk of death. OS follow-up continues and further analyses are planned.

In March 2024, GSK announced positive headline results from a planned interim analysis of the DREAMM-8 phase III head-to-head trial evaluating belantamab mafodotin, in combination with pomalidomide plus dexamethasone (PomDex), versus a standard of care, bortezomib plus PomDex, as a second line and later treatment for relapsed or refractory multiple myeloma. The trial met its primary endpoint of PFS, with the belantamab mafodotin combination significantly extending the time to disease progression or death versus the standard of care combination. A positive OS trend favouring the belantamab mafodotin combination was also observed at the time of this analysis. The trial continues to follow up for OS.

Results from DREAMM-8 will be presented at ASCO 2024, and data from both DREAMM-7 and DREAMM-8 are being shared with health authorities.

The DREAMM (DRiving Excellence in Approaches to Multiple Myeloma) clinical development programme continues to evaluate the potential of belantamab mafodotin in early lines of treatment and in combination with novel therapies and standard of care treatments.

Key phase III trials for Blenrep:

Trial name (population)	Phase	Design	Timeline	Status
DREAMM-7 (2L+ multiple myeloma; MM) NCT04246047	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of the combination of belantamab mafodotin, bortezomib, and dexamethasone (B-Vd) compared with the combination of daratumumab, bortezomib and dexamethasone (D-Vd) in participants with relapsed/refractory multiple myeloma
			Trial start: Q2 2020 Primary data reported: Q4 2023	Active, not recruiting
DREAMM-8 (2L+ MM) NCT04484623	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of belantamab mafodotin in combination with pomalidomide and dexamethasone (B-Pd) versus pomalidomide plus bortezomib and dexamethasone (P-Vd) in participants with relapsed/refractory multiple myeloma
			Trial start: Q4 2020 Primary data reported: Q1 2024	Primary endpoint met

Jemperli (dostarlimab)

Jemperli is the foundation of GSK’s ongoing immuno-oncology-based research and development programme. It is currently approved in the US and several other countries in a subset of adult patients with primary advanced or recurrent endometrial cancer that is mismatch repair deficient (dMMR), or microsatellite instability-high (MSI-H). Efforts continue to generate data to support combination therapies with dostarlimab as the backbone and expand use into a broader population of patients.

In March 2024, GSK presented statistically significant and clinically meaningful OS results from Part 1 of the RUBY phase III trial in adult patients with primary advanced or recurrent endometrial cancer at the Society of Gynecologic Oncology 2024 Annual Meeting on Women’s Cancer (SGO 2024). A 31% reduction in the risk of death and 16.4-month improvement in median OS was observed with dostarlimab plus chemotherapy versus chemotherapy in the overall population. Dostarlimab plus chemotherapy is the only immuno-oncology combination to show statistically significant and clinically meaningful OS in patients with primary advanced or recurrent endometrial cancer, regardless of biomarker status.

In April 2024, the US FDA accepted under Priority Review a supplemental Biologics License Application (sBLA) for Jemperli in combination with standard-of-care chemotherapy (carboplatin and paclitaxel) for the treatment of adult patients with primary advanced or recurrent endometrial cancer based on the RUBY Part 1 data. The Prescription Drug User Fee Act action date is 23 August 2024. Approval of the sBLA would broaden the current indication for Jemperli plus chemotherapy to all adult patients with primary advanced or recurrent endometrial cancer, including patients with mismatch repair proficient (MMRp)/microsatellite stable (MSS) tumours.

GSK also presented PFS results from Part 2 of the RUBY phase III trial in primary advanced or recurrent endometrial cancer at SGO 2024. In RUBY Part 2, a 37% reduction in risk of disease progression or death and 6-month improvement in median PFS was observed with the addition of Zejula (niraparib) to dostarlimab maintenance following dostarlimab plus chemotherapy versus chemotherapy in patients with MMRp)/MSS tumours.

In March 2024, GSK began recruiting for its phase III JADE clinical trial evaluating the safety and effectiveness of dostarlimab in adult participants with locally advanced unresectable head and neck squamous cell carcinoma.

Key trials for Jemperli:

Trial name (population)	Phase	Design	Timeline	Status
RUBY (1L stage III or IV endometrial cancer) NCT03981796	III
A randomised, double-blind, multi-centre trial of dostarlimab plus carboplatin-paclitaxel with and without niraparib maintenance versus placebo plus carboplatin-paclitaxel in patients with recurrent or primary advanced endometrial cancer
			Trial start: Q3 2019 Part 1 data reported: Q4 2022 Part 2 data reported: Q4 2023	Active, not recruiting; primary endpoints met
PERLA (1L metastatic non-small cell lung cancer) NCT04581824	II	A randomised, double-blind trial to evaluate the efficacy of dostarlimab plus chemotherapy versus pembrolizumab plus chemotherapy in metastatic non-squamous non-small cell lung cancer	Trial start: Q4 2020 Primary data reported: Q4 2022	Active, not recruiting; primary endpoint met
GARNET (advanced solid tumours) NCT02715284	I/II	A multi-centre, open-label, first-in-human trial evaluating dostarlimab in participants with advanced solid tumours who have limited available treatment options	Trial start: Q1 2016 Primary data reported: Q1 2019	Recruiting
AZUR-1 (locally advanced rectal cancer) NCT05723562	II	A single-arm, open-label trial with dostarlimab monotherapy in participants with untreated stage II/III dMMR/MSI-H locally advanced rectal cancer	Trial start: Q1 2023 Data anticipated: 2026	Recruiting
AZUR-2 (untreated perioperative T4N0 or stage III colon cancer) NCT05855200	III	An open-label, randomised trial of perioperative dostarlimab monotherapy versus standard of care in participants with untreated T4N0 or stage III dMMR/MSI-H resectable colon cancer	Trial start: Q2 2023 Data anticipated: 2026+	Recruiting
COSTAR Lung (advanced non-small cell lung cancer that has progressed on prior PD-(L)1 therapy and chemotherapy) NCT04655976	II/III
A multi-centre, randomised, parallel group treatment, open label trial comparing cobolimab + dostarlimab + docetaxel to dostarlimab + docetaxel to docetaxel alone in participants with advanced non-small cell lung cancer who have progressed on prior anti-PD-(L)1 therapy and chemotherapy
			Trial start: Q4 2020 Data anticipated: 2025	Active, not recruiting
JADE (locally advanced unresected head and neck cancer) NCT06256588	III
A randomised, double-blind, study to evaluate dostarlimab versus placebo as sequential therapy after chemoradiation in participants with locally advanced unresected head and neck squamous cell carcinoma
			Trial start: Q1 2024 Data anticipated: 2026+	Recruiting

Ojjaara/Omjjaara (momelotinib)

Following the September 2023 approval of Ojjaara by the US FDA and its authorisation as Omjjara by the European Commission and the UK Medicines & Healthcare products Regulatory Agency (MHRA) in January 2024, GSK continues to pursue regulatory submissions and approvals in myelofibrosis across the globe, including a new drug application under review in Japan. With its differentiated mechanism of action, Ojjaara has the potential to become a backbone therapy in myelofibrosis, and GSK continues to evaluate its potential in combinations and other areas of unmet need.

Key phase III trial for momelotinib:

Trial name (population)	Phase	Design	Timeline	Status
MOMENTUM (myelofibrosis) NCT04173494	III
A randomised, double-blind, active control phase III trial intended to confirm the differentiated clinical benefits of the investigational drug momelotinib (MMB) versus danazol (DAN) in symptomatic and anaemic subjects who have previously received an approved Janus kinase inhibitor (JAKi) therapy for myelofibrosis (MF)
			Trial start: Q1 2020 Primary data reported: Q1 2022	Complete; primary endpoint met

Zejula (niraparib)

GSK continues to assess the potential of Zejula across multiple tumour types and in combination with other agents. The ongoing development programme includes several combination studies, including the RUBY Part 2 phase III trial of niraparib and dostarlimab, a programmed death receptor-1 (PD-1)-blocking antibody, in recurrent or primary advanced (stage III or IV) endometrial cancer, for which positive results were presented at the Society of Gynecologic Oncology 2024 Annual Meeting on Women’s Cancer in March 2024.

Key ongoing phase III trials for Zejula (see also RUBY Part 2 in Jemperli section):

Trial name (population)	Phase	Design	Timeline	Status
ZEAL-1L (1L advanced non-small cell lung cancer maintenance ) NCT04475939	III
A randomised, double-blind, placebo-controlled, multi-centre trial comparing niraparib plus pembrolizumab versus placebo plus pembrolizumab as maintenance therapy in participants whose disease has remained stable or responded to first-line platinum-based chemotherapy with pembrolizumab for Stage IIIB/IIIC or IV non-small cell lung cancer
			Trial start: Q4 2020 Data anticipated: H2 2024	Active, not recruiting
FIRST (1L ovarian cancer maintenance) NCT03602859	III
A randomised, double-blind, comparison of platinum-based therapy with dostarlimab (TSR-042) and niraparib versus standard of care platinum-based therapy as first-line treatment of stage III or IV non-mucinous epithelial ovarian cancer
			Trial start: Q4 2018 Data anticipated: H2 2024	Active, not recruiting

Reporting definitions

Total and Core results
Total reported results represent the Group’s overall performance. GSK uses a number of non-IFRS, measures to report the performance of its business. Core results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Core results are defined on page 18 and other non-IFRS measures are defined below.

CER and AER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. For those countries which qualify as hyperinflationary as defined by the criteria set out in IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ (Argentina and Turkey) CER growth is adjusted using a more appropriate exchange rate reflecting depreciation of their respective currencies in order to provide comparability and not to distort CER growth rates.

£% or AER% represents growth at actual exchange rates.

Free cash flow
Free cash flow is defined as the net cash inflow/outflow from operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and dividends paid to non-controlling interests, contributions from non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates. The measure is used by management as it is considered a good indicator of net cash generated from business activities (excluding any cash flows arising from equity investments, business acquisitions or disposals and changes in the level of borrowing) available to pay shareholders dividends and to fund strategic plans. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from operations to free cash flow from operations is set out on page 37.

Free cash flow conversion
Free cash flow conversion is free cash flow from operations as a percentage of profit attributable to shareholders.

Total Net debt
Net debt is defined as total borrowings less cash, cash equivalents, liquid investments, and short-term loans to third parties that are subject to an insignificant risk of change in value. The measure is used by management as it is considered a good indicator of GSK's ability to meet its financial commitments and the strength of its balance sheet.

COVID-19 solutions
COVID-19 solutions include the sales of pandemic adjuvant and other COVID-19 solutions during the years from 2020-2023 and includes vaccine manufacturing and Xevudy and the associated costs but does not include reinvestment in R&D. This categorisation is used by management who believe it is helpful to investors through providing clarity on the results of the Group by showing the contribution to growth from COVID-19 solutions during this period.

Turnover excluding COVID-19 solutions
Turnover excluding COVID-19 solutions excludes the impact of sales of pandemic adjuvant within Vaccines and Xevudy within Specialty Medicines related to the COVID-19 pandemic during the years 2020-2023. Management believes that the exclusion of the impact of these COVID-19 solutions sales aids comparability in the reporting periods and understanding of GSK’s growth including by region versus prior periods and also 2024 Guidance which excludes any contributions from COVID-19 solutions in current year or comparator periods.

Non-controlling interest
Non-controlling interest is the equity in a subsidiary not attributable, directly or indirectly, to a parent.

Working capital
Working capital represents inventory and trade receivables less trade payables.

Total Operating Margin
Total Operating margin is Total operating profit divided by turnover.

Core Operating Margin
Core Operating margin is Core operating profit divided by turnover.

Total Earnings per share
Unless otherwise stated, Total earnings per share refers to Total basic earnings per share.

RAR (Returns and Rebates)
GSK sells to customers both commercial and government mandated contracts with reimbursement arrangements that include rebates, chargebacks and a right of return for certain pharmaceutical products principally in the US. Revenue recognition reflects gross-to-net sales adjustments as a result. These adjustments are known as the RAR accruals and are a source of significant estimation uncertainty and fluctuation which can have a material impact on reported revenue from one accounting period to the next.

Risk adjusted sales
Pipeline risk-adjusted sales are based on the latest internal estimate of the probability of technical and regulatory success for each asset in development.

General Medicines
General Medicines are usually prescribed in the primary care or community settings by general healthcare practitioners. For GSK, this includes medicines for inhaled respiratory, dermatology, antibiotics and other diseases.

Specialty Medicines
Specialty Medicines are typically prescription medicines used to treat complex or rare chronic conditions. For GSK, this comprises medicines for infectious diseases, HIV, Respiratory/Immunology and Other and Oncology.

Percentage points
Percentage points of growth which is abbreviated to ppts.

Brand names and partner acknowledgements: brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Guidance and outlooks, assumptions and cautionary statements

2024 Guidance
GSK expects 2024 sales to increase between 5 to 7 per cent but now towards the upper part of the range and Core Operating profit to increase between 9 to 11 percent (previously 7 to 10 per cent). Core Earnings per share is expected to increase between 8 to 10 percent (previously 6 to 9 per cent).

The Group continues to expect high single digit to low double-digit growth for Vaccines, low double-digit growth for Specialty Medicines and a mid-single-digit decrease for General Medicines.

This guidance is provided at CER and excludes any contribution from COVID-19 related solutions.

Assumptions and basis of preparation related to 2024 guidance
In outlining the guidance for 2024, the Group has made certain planning assumptions about the macro-economic environment, the healthcare sector (including regarding existing and possible additional governmental legislative and regulatory reform), the different markets and competitive landscape in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, its development pipeline and restructuring programmes.

These planning assumptions as well as operating profit and earnings per share guidance and dividend expectations assume no material interruptions to supply of the Group’s products, no material mergers, acquisitions or disposals, no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made) and no change in the Group’s shareholdings in ViiV Healthcare. The assumptions also assume no material changes in the healthcare environment or unexpected significant changes in pricing as a result of government or competitor action. The 2024 guidance factors in all divestments and product exits announced to date.

Notwithstanding our guidance, outlooks and expectations, there is still uncertainty as to whether our assumptions, guidance, outlooks and expectations will be achieved.

The guidance is given on a constant currency basis.

Assumptions and cautionary statement regarding forward-looking statements
The Group’s management believes that the assumptions outlined above are reasonable, and that the guidance, outlooks, and expectations described in this report are achievable based on those assumptions. However, given the forward-looking nature of these guidance, outlooks, and expectations, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, the impact of outbreaks, epidemics or pandemics, changes in legislation, regulation, government actions or intellectual property protection, product development and approvals, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

All guidance, outlooks and expectations should be read together with the guidance and outlooks, assumptions and cautionary statements in this Q1 2024 earnings release and in the Group's 2023 Annual Report on Form 20-F.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2023. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Independent review report to GSK plc

Conclusion
We have been engaged by GSK plc (“the Company”) to review the condensed financial information in the Results Announcement of the Company for the three months ended 31 March 2024.

The condensed financial information comprises:

●	the income statement and statement of comprehensive income for the three-month period ended 31 March 2024 on pages 23 and 24;
●	the balance sheet as at 31 March 2024 on page 25;
●	the statement of changes in equity for the three-month period then ended on page 26;
●	the cash flow statement for the three-month period then ended on page 27; and
●
the accounting policies and basis of preparation and the explanatory notes to the condensed financial information on pages 28 to 37 that have been prepared applying consistent accounting policies to those applied by GSK plc and its subsidiaries (“the Group”) in the Annual Report 2023, which was prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the United Kingdom.

We have read the other information contained in the Results Announcement, including the non-IFRS measures contained on pages 28 to 37 and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial information.

Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information in the Results Announcement for the three months ended 31 March 2024 is not prepared, in all material respects in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 34.

Basis for Conclusion
We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council for use in the United Kingdom (ISRE (UK) 2410). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed on page 34, the annual financial statements of the Company are prepared in accordance with United Kingdom adopted international accounting standards. The condensed set of financial information included in this Results Announcement have been prepared in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 34.

Conclusion Relating to Going Concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed.

This Conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410, however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors
The directors are responsible for preparing the Results Announcement of the Company in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

In preparing the Results Announcement, the directors are responsible for assessing the Company’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor’s Responsibilities for the review of the financial information
In reviewing the Results Announcement, our responsibility is to express to the Company a conclusion on the condensed financial information in the Results Announcement based on our review. Our Conclusion, including our Conclusions Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis of Conclusion paragraph of this report.

Use of our report
This report is made solely to the Company in accordance with ISRE (UK) 2410. Our work has been undertaken so that we might state to the Company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Deloitte LLP
Statutory Auditor
London, United Kingdom
1 May 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: May 1, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc